                                            Registration Statement No. 333-69771
                                                                       811-03927

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 2
                                   TO FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  Exact Name of Trust:  THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE

B.  Name of Depositor:  THE TRAVELERS INSURANCE COMPANY

C.  Complete Address of Depositor's Principal Executive Offices:

              One Tower Square,
              Hartford, Connecticut  06183

D.  Name and Complete Address of Agent for Service:

               Ernest J. Wright, Secretary
               The Travelers Insurance Company
               One Tower Square
               Hartford, Connecticut  06183

It is proposed that this filing will become effective (check appropriate box):

__________   immediately upon filing pursuant to paragraph (b)
__________   on ___________ pursuant to paragraph (b)
__________   60 days after filing pursuant to paragraph (a)(1)
__________   on __________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

__________   this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. Title of securities being registered:

              Variable Survivorship Life Insurance Policies.

              Pursuant to Rule 24f-2 under the Investment Company Act of 1940 the Registrant hereby declares that an indefinite amount of its Variable Survivorship Life Insurance Policies is being registered under the Securities Act of 1933.

F. Approximate date of proposed public offering:

              As soon as practicable following the effectiveness of the Registration Statement

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

__________   Check the box if it is proposed that this filing will become effective on ____ at ___ pursuant to Rule 487. ______

     Pre-Effective Amendment No. 1 to the Registration Statement filed on Form S-6 is hereby incorporated by reference in its entirety.

                              THE TRAVELERS FUND UL
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 1998





                       STATEMENT OF ASSETS AND LIABILITIES
                                    DECEMBER 31, 1998



ASSETS:
Investments in eligible funds at market value:
American Odyssey Funds, Inc, 32,132 shares (cost $465,733)                              $ 474,479
Capital Appreciation Fund, 175,485 shares (cost $8,146,283)                            12,764,814
Dreyfus Stock Index Fund, 189,204 shares (cost $4,970,776)                              6,152,928
Fidelity's Variable Insurance Products Fund, 1,006,012 shares (cost $21,774,158)       26,352,825
Fidelity's Variable Insurance Products Fund II, 303,586 shares (cost $4,775,665)        5,513,114
Greenwich Street Series Fund, 59,798 shares (cost $979,615)                             1,049,447
High Yield Bond Trust, 21,748 shares (cost $202,284)                                      214,220
Managed Assets Trust, 131,393 shares (cost $2,168,075)                                  2,626,536
Money Market Portfolio, 2,934,461 shares (cost $2,934,461)                              2,934,461
Templeton Variable Products Series Fund, 651,109 shares (cost $13,358,259)             13,393,279
The Travelers Series Trust, 509,501 shares (cost $5,701,816)                            5,867,480
Travelers Series Fund Inc, 526,822 shares (cost $8,529,771)                            10,158,229
                                                                                      -----------

Total Investments (cost $74,006,896)                                                                          $ 87,501,812

Receivables:
Dividends                                                                                                          395,856
Premium payments and transfers from other Travelers accounts                                                        94,601
Other assets                                                                                                           842
                                                                                                              ------------

Total Assets                                                                                                    87,993,111
                                                                                                              ------------


LIABILITIES:
Payables:
Contract surrenders and transfers to other Travelers accounts                                                       12,953
Insurance charges                                                                                                   13,506
Administrative charges                                                                                               1,036
                                                                                                              ------------

Total Liabilities                                                                                                   27,495
                                                                                                              ------------

NET ASSETS:                                                                                                   $ 87,965,616
                                                                                                              ============



                        See Notes to Financial Statements

                              THE TRAVELERS FUND UL
                           FOR VARIABLE LIFE INSURANCE

                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



INVESTMENT INCOME:
Dividends                                                                                                        $ 5,453,417

EXPENSES:
Insurance charges                                                                          $   530,563
Administrative charges                                                                          38,285
                                                                                           -----------

Total expenses                                                                                                       568,848
                                                                                                                 -----------

Net investment income                                                                                              4,884,569
                                                                                                                 -----------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
Proceeds from investments sold                                                              20,652,837
Cost of investments sold                                                                    18,056,633
                                                                                           -----------

Net realized gain (loss)                                                                                           2,596,204

Change in unrealized gain (loss) on investments:
Unrealized gain at December 31, 1997                                                         8,096,664
Unrealized gain at December 31, 1998                                                        13,494,916
                                                                                           -----------

Net change in unrealized gain (loss) for the year                                                                  5,398,252
                                                                                                                 -----------

Net realized gain (loss) and change in unrealized gain (loss)                                                      7,994,456
                                                                                                                 -----------

Net increase in net assets resulting from operations                                                            $ 12,879,025
                                                                                                                ============




                        See Notes to Financial Statements

                              THE TRAVELERS FUND UL
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997






                                                                         1998                 1997
                                                                     ------------         ------------

OPERATIONS:
Net investment income                                                $  4,884,569         $  2,447,570
Net realized gain (loss) from investment transactions                   2,596,204            1,450,336
Net change in unrealized gain (loss) on investments                     5,398,252            4,607,783
                                                                     ------------         ------------

Net increase in net assets resulting from operations                   12,879,025            8,505,689
                                                                     ------------         ------------

UNIT TRANSACTIONS:
Participant premium payments
(applicable to 12,749,964 and 12,005,909 units, respectively)          22,622,231           19,096,022
Participant transfers from other Travelers accounts
(applicable to 8,850,476 and 8,679,346 units, respectively)            16,644,515           13,453,685
Contract surrenders
(applicable to 5,653,725 and 3,304,273 units, respectively)           (10,097,307)          (5,554,224)
Participant transfers to other Travelers accounts
(applicable to 10,422,931 and 9,048,261 units, respectively)          (17,682,682)         (13,733,134)
Other payments to participants
(applicable to 220,614 and 23,301 units, respectively)                   (458,339)             (33,914)
                                                                     ------------         ------------

Net increase in net assets resulting from unit transactions            11,028,418           13,228,435
                                                                     ------------         ------------

Net increase in net assets                                             23,907,443           21,734,124

NET ASSETS:
Beginning of year                                                      64,058,173           42,324,049
                                                                     ------------         ------------

End of year                                                          $ 87,965,616         $ 64,058,173
                                                                     ============         ============



                        See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS


1.  SIGNIFICANT ACCOUNTING POLICIES

The Travelers Fund UL for Variable Life Insurance ("Fund UL") is a separate account of The Travelers Insurance Company ("The Travelers"), an indirect wholly owned subsidiary of Citigroup Inc. (formerly Travelers Group Inc.), and is available for funding certain variable life insurance contracts issued by The Travelers. Fund UL is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Travelers interest in the net assets of Fund UL was $2,498,370 at December 31, 1998.

Participant premium payments applied to Fund UL are invested in one or more eligible funds in accordance with the selection made by the owner. As of December 31, 1998, the eligible funds available under Fund UL were: Managed Assets Trust; High Yield Bond Trust; Capital Appreciation Fund; Money Market Portfolio (formerly Cash Income Trust); U.S. Government Securities Portfolio, Utilities Portfolio, Zero Coupon Bond Fund Portfolio Series 2000 and Zero Coupon Bond Fund Portfolio Series 2005 of The Travelers Series Trust; Alliance Growth Portfolio, Smith Barney Large Cap Value Portfolio (formerly Smith Barney Income and Growth Portfolio), Smith Barney High Income Portfolio, MFS Total Return Portfolio and AIM Capital Appreciation Portfolio of Travelers Series Fund Inc.; Total Return Portfolio of Greenwich Street Series Fund (all of which are managed by affiliates of The Travelers); Templeton Bond Fund (Class 1 shares), Templeton Stock Fund (Class 1 shares) and Templeton Asset Allocation Fund (Class 1 shares) of Templeton Variable Products Series Fund; High Income Portfolio, Growth Portfolio and Equity-Income Portfolio of Fidelity's Variable Insurance Products Fund; Asset Manager Portfolio of Fidelity's Variable Insurance Products Fund II; and Dreyfus Stock Index Fund. All of the funds are Massachusetts business trusts, except for Travelers Series Fund Inc. and Dreyfus Stock Index Fund which are incorporated under Maryland law. Not all funds may be available in all states or to all contract owners.

Effective July 12, 1995, the following funds are no longer available to new contract owners under Fund UL. These funds are: American Odyssey Core Equity Fund, American Odyssey Emerging Opportunities Fund, American Odyssey International Equity Fund, American Odyssey Long-Term Bond Fund, American Odyssey Intermediate-Term Bond Fund and American Odyssey Global High-Yield Bond Fund (formerly American Odyssey Short-Term Bond Fund) of American Odyssey Funds, Inc.

Effective December 18, 1998, Zero Coupon Bond Fund Portfolio Series 1998 of The Travelers Series Trust was fully liquidated.

The following is a summary of significant accounting policies consistently followed by Fund UL in the preparation of its financial statements.

SECURITY VALUATION. Investments are valued daily at the net asset values per share of the underlying funds.

SECURITY TRANSACTIONS. Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES. The operations of Fund UL form a part of the total operations of The Travelers and are not taxed separately. The Travelers is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). Under existing federal income tax law, no taxes are payable on the investment income of Fund UL. Fund UL is not taxed as a "regulated investment company" under Subchapter M of the Code.

OTHER. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS

The aggregate costs of purchases and proceeds from sales of investments were $36,173,612 and $20,652,837, respectively, for the year ended December 31, 1998. Realized gains and losses from investment transactions are reported on an identified cost basis. The cost of investments in eligible funds was $74,006,896 at December 31, 1998. Gross unrealized appreciation for all investments at December 31, 1998 was $14,289,993. Gross unrealized depreciation for all investments at December 31, 1998 was $795,077.

3.  CONTRACT CHARGES

Insurance charges and administrative charges up to a maximum of 0.80% and 0.10%, respectively, of the average net assets of Fund UL on an annual basis, are allowed for mortality and expense risks and administrative expenses assumed by The Travelers. For Price I contracts (all InVest Contracts, MarketLife Contracts issued prior to July 12, 1995, and MarketLife Contracts issued on or after July 12, 1995 where state approval for Enhanced MarketLife had not yet been received), the insurance charges were 0.60% and the administrative charges were waived by The Travelers for the year ended December 31, 1998. For Price II contracts (all MarketLife Contracts issued on or after July 12, 1995, where state approval for Enhanced MarketLife has been received), the insurance charges are 0.80% for the first fifteen policy years, and 0.45% thereafter. The administrative charges for these contracts are 0.10% for the first fifteen policy years and 0% thereafter.

The Travelers receives contingent surrender charges on full or partial contract surrenders. Such charges are computed by applying various percentages to premiums and/or stated contract amounts (as described in the prospectus). The Travelers received $307,722 and $131,429 in satisfaction of such contingent surrender charges for the years ended December 31, 1998 and 1997, respectively.


4.  NET CONTRACT OWNERS' EQUITY



                                                                   DECEMBER 31, 1998
                                                     -----------------------------------------

                                                                           UNIT          NET
                                                         UNITS             VALUE        ASSETS
American Odyssey Funds, Inc
American Odyssey Core Equity Fund
Price I ....................................            30,336        $    2.548    $   77,290
American Odyssey Emerging Opportunities Fund
Price I ....................................           191,574             1.324       253,707
American Odyssey Intermediate-Term Bond Fund
Price I ....................................             1,415             1.257         1,779
American Odyssey International Equity Fund
Price I ....................................            79,390             1.608       127,670
American Odyssey Long-Term Bond Fund
Price I ....................................             7,329             1.480        10,850
American Odyssey Global High-Yield Bond Fund
Price I ....................................             2,703             1.155         3,122

Capital Appreciation Fund
Price I ....................................         1,211,338             4.356     5,275,992
Price II ...................................         1,735,755             4.311     7,482,917

Dreyfus Stock Index Fund
Price I ....................................           632,898             2.807     1,776,837
Price II ...................................         1,574,572             2.779     4,375,461

Fidelity's Variable Insurance Products Fund
Equity-Income Portfolio
Price I ....................................         2,281,753             2.198     5,015,439
Price II ...................................         2,185,272             2.176     4,754,349
Growth Portfolio
Price I ....................................         2,716,535             2.550     6,926,107
Price II ...................................         2,275,742             2.524     5,742,957

                                                                          DECEMBER 31, 1998
                                                                ------------------------------------------

                                                                                    UNIT               NET
                                                                 UNITS             VALUE             ASSETS
Fidelity's Variable Insurance Products Fund (continued)
High Income Portfolio
Price I ...............................................         1,023,855        $    1.441    $1,475,430
Price II ..............................................         1,707,651             1.426     2,435,697

Fidelity's Variable Insurance Products Fund II
Asset Manager Portfolio
Price I ...............................................         2,562,465             1.669     4,278,033
Price II ..............................................           747,088             1.652     1,234,519

Greenwich Street Series Fund
Total Return Portfolio
Price I ...............................................            37,785             1.563        59,075
Price II ..............................................           639,347             1.549       990,224

High Yield Bond Trust
Price I ...............................................            80,415             2.664       214,192

Managed Assets Trust
Price I ...............................................           562,180             3.248     1,825,786
Price II ..............................................           249,491             3.215       801,993

Money Market Portfolio
Price I ...............................................           217,444             1.620       352,204
Price II ..............................................         1,651,980             1.603     2,648,472

Templeton Variable Products Series Fund
Templeton Asset Allocation Fund (Class 1 shares)
Price I ...............................................         1,869,744             1.655     3,094,291
Price II ..............................................           817,109             1.638     1,338,449
Templeton Bond Fund (Class 1 shares)
Price I ...............................................           131,822             1.270       167,405
Price II ..............................................           395,071             1.257       496,603
Templeton Stock Fund (Class 1 shares)
Price I ...............................................         2,910,661             1.628     4,737,612
Price II ..............................................         2,208,000             1.611     3,557,220

The Travelers Series Trust
US Government Securities Portfolio
Price I ...............................................           178,511             1.424       254,233
Price II ..............................................         2,019,497             1.410     2,846,761
Utilities Portfolio
Price I ...............................................           104,282             1.995       208,012
Price II ..............................................            63,564             1.974       125,500

                                                                  DECEMBER 31, 1998
                                                     ------------------------------------------

                                                                           UNIT         NET
                                                       UNITS              VALUE        ASSETS
                                                       -----              -----        ------

The Travelers Series Trust (continued)
Zero Coupon Bond Fund Portfolio Series 2000
Price I ...................................          1,002,043        $    1.198    $ 1,200,936
Price II ..................................             38,914             1.187         46,188
Zero Coupon Bond Fund Portfolio Series 2005
Price I ...................................          1,045,823             1.300      1,359,448
Price II ..................................            167,840             1.287        216,072

Travelers Series Fund Inc
AIM Capital Appreciation Portfolio
Price I ...................................            159,618             1.381        220,467
Price II ..................................          1,212,084             1.369      1,659,892
Alliance Growth Portfolio
Price I ...................................            255,880             2.207        564,660
Price II ..................................          1,856,738             2.185      4,056,066
MFS Total Return Portfolio
Price I ...................................            192,769             1.654        318,924
Price II ..................................            934,652             1.638      1,530,928
Smith Barney High Income Portfolio
Price I ...................................             24,613             1.262         31,059
Price II ..................................            606,346             1.251        758,380
Smith Barney Large Cap Value Portfolio
Price I ...................................             49,624             1.747         86,680
Price II ..................................            548,941             1.730        949,728
                                                                                    -----------

Net Contract Owners' Equity ...............                                         $87,965,616
                                                                                    ===========

5. STATEMENT OF INVESTMENTS


INVESTMENT OPTIONS                                                           NO. OF            MARKET
                                                                             SHARES            VALUE
                                                                          -----------        -----------
AMERICAN ODYSSEY FUNDS, INC. (0.5%)
American Odyssey Core Equity Fund (Cost $59,251) .................              3,751        $    77,300
American Odyssey Emerging Opportunities Fund (Cost $279,592) .....             19,384            253,739
American Odyssey Intermediate-Term Bond Fund (Cost $1,683) .......                160              1,780
American Odyssey International Equity Fund (Cost $111,664) .......              7,578            127,687
American Odyssey Long-Term Bond Fund (Cost $10,270) ..............                944             10,851
American Odyssey Global High-Yield Bond Fund (Cost $3,273) .......                315              3,122
                                                                          -----------        -----------
Total (Cost $465,733) ............................................             32,132            474,479
                                                                          -----------        -----------

CAPITAL APPRECIATION FUND (14.6%)
Total (Cost $8,146,283) ..........................................            175,485         12,764,814
                                                                          -----------        -----------

DREYFUS STOCK INDEX FUND (7.0%)
Total (Cost $4,970,776) ..........................................            189,204          6,152,928
                                                                          -----------        -----------

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND (30.1%)
Equity-Income Portfolio (Cost $8,246,416) ........................            384,371          9,770,712
Growth Portfolio (Cost $9,391,962) ...............................            282,381         12,670,447
High Income Portfolio (Cost $4,135,780) ..........................            339,260          3,911,666
                                                                          -----------        -----------
Total (Cost $21,774,158) .........................................          1,006,012         26,352,825
                                                                          -----------        -----------

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II (6.3%)
Asset Manager Portfolio
Total (Cost $4,775,665) ..........................................            303,586          5,513,114
                                                                          -----------        -----------

GREENWICH STREET SERIES FUND (1.2%)
Total Return Portfolio
Total (Cost $979,615) ............................................             59,798          1,049,447
                                                                          -----------        -----------

HIGH YIELD BOND TRUST (0.3%)
Total (Cost $202,284) ............................................             21,748            214,220
                                                                          -----------        -----------

MANAGED ASSETS TRUST (3.0%)
Total (Cost $2,168,075) ..........................................            131,393          2,626,536
                                                                          -----------        -----------

MONEY MARKET PORTFOLIO (3.4%)
Total (Cost $2,934,461) ..........................................          2,934,461          2,934,461
                                                                          -----------        -----------

TEMPLETON VARIABLE PRODUCTS SERIES FUND (15.3%)
Templeton Asset Allocation Fund (Class 1 shares) (Cost $3,957,991)            197,370          4,432,920
Templeton Bond Fund (Class 1 shares) (Cost $651,336) .............             59,993            664,127
Templeton Stock Fund (Class 1 shares) (Cost $8,748,932) ..........            393,746          8,296,232
                                                                          -----------        -----------
Total (Cost $13,358,259) .........................................            651,109         13,393,279
                                                                          -----------        -----------

                                                                       NO. OF             MARKET
                                                                       SHARES             VALUE
                                                                     -----------        -----------
THE TRAVELERS SERIES TRUST (6.7%)
U.S. Government Securities Portfolio (Cost $2,907,479)                   241,714        $ 2,852,226
Utilities Portfolio (Cost $278,167)                                       19,416            333,563
Zero Coupon Bond Fund Portfolio Series 2000 (Cost $1,152,876)            114,967          1,179,564
Zero Coupon Bond Fund Portfolio Series 2005 (Cost $1,363,294)            133,404          1,502,127
                                                                     -----------        -----------
Total (Cost $5,701,816)                                                  509,501          5,867,480
                                                                     -----------        -----------

TRAVELERS SERIES FUND INC. (11.6%)
AIM Capital Appreciation Portfolio (Cost $1,587,697)                     129,868          1,880,488
Alliance Growth Portfolio (Cost $3,496,011)                              175,649          4,621,322
MFS Total Return Portfolio (Cost $1,699,380)                             108,634          1,850,044
Smith Barney High Income Portfolio (Cost $826,312)                        62,346            789,305
Smith Barney Large Cap Value Portfolio (Cost $920,371)                    50,325          1,017,070
                                                                     -----------        -----------
Total (Cost $8,529,771)                                                  526,822         10,158,229
                                                                     -----------        -----------

TOTAL INVESTMENT OPTIONS (100%)
(Cost $74,006,896)                                                                      $87,501,812
                                                                                        ===========

6. SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                     AMERICAN ODYSSEY CORE  AMERICAN ODYSSEY EMERGING  AMERICAN ODYSSEY INTERMEDIATE
                                                          EQUITY FUND          OPPORTUNITIES FUND        -TERM BOND FUND
                                                     ---------------------   ---------------------   ---------------------
                                                       1998        1997       1998         1997        1998        1997
                                                     ---------   ---------   ---------   ---------   ---------   ---------
INVESTMENT INCOME:
Dividends .........................................  $   8,470   $   1,487   $      --   $      --   $       8   $      80
                                                     ---------   ---------   ---------   ---------   ---------   ---------

EXPENSES:
Insurance charges .................................        448         387       1,554       1,630           9           7
Administrative charges ............................         --          --          --          --          --          --
                                                     ---------   ---------   ---------   ---------   ---------   ---------
Net investment income (loss) ......................      8,022       1,100      (1,554)     (1,630)         (1)         73
                                                     ---------   ---------   ---------   ---------   ---------   ---------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
Proceeds from investments sold ....................      9,623      17,936      57,345      46,981          65         157
Cost of investments sold ..........................      5,694      12,382      64,399      46,233          63         153
                                                     ---------   ---------   ---------   ---------   ---------   ---------

Net realized gain (loss) ..........................      3,929       5,554      (7,054)        748           2           4
                                                     ---------   ---------   ---------   ---------   ---------   ---------

Change in unrealized gain (loss) on investments:
Unrealized gain (loss) beginning of year ..........     19,500       8,895     (12,045)    (32,337)        (22)        (23)
Unrealized gain (loss) end of year ................     18,049      19,500     (25,853)    (12,045)         97         (22)
                                                     ---------   ---------   ---------   ---------   ---------   ---------

Net change in unrealized gain (loss) for the year .     (1,451)     10,605     (13,808)     20,292         119           1
                                                     ---------   ---------   ---------   ---------   ---------   ---------

Net increase (decrease) in net assets
resulting from operations .........................     10,500      17,259     (22,416)     19,410         120          78
                                                     ---------   ---------   ---------   ---------   ---------   ---------




Unit Transactions:
Participant premium payments ......................     10,400      10,015      49,542      59,971         404         570
Participant transfers from other Travelers accounts         61       1,899       4,306       8,296          16          32
Contract surrenders ...............................     (4,443)     (4,755)    (22,358)    (25,273)        (86)        (97)
Participant transfers to other Travelers accounts .     (5,618)    (15,920)    (43,052)    (37,520)        (10)       (157)
Other payments to participants ....................         --          --          --          --          --          --
                                                     ---------   ---------   ---------   ---------   ---------   ---------

Net increase (decrease) in net assets
resulting from unit transactions ..................        400      (8,761)    (11,562)      5,474         324         348
                                                     ---------   ---------   ---------   ---------   ---------   ---------

Net increase (decrease) in net assets .............     10,900       8,498     (33,978)     24,884         444         426




NET ASSETS:
Beginning of year .................................     66,390      57,892       287,685     262,801       1,335         909
                                                     ---------   ---------     ---------   ---------   ---------   ---------

End of year .......................................  $  77,290   $  66,390     $ 253,707   $ 287,685   $   1,779   $   1,335
                                                     =========   =========     =========   =========   =========   =========

AMERICAN ODYSSEY INTERNATIONAL      AMERICAN ODYSSEY LONG-TERM     AMERICAN ODYSSEY GLOBAL HIGH-
        EQUITY FUND                         BOND FUND                    YIELD BOND FUND                CAPITAL APPRECIATION FUND
-----------------------------     -----------------------------     -----------------------------     -----------------------------
   1998               1997            1998             1997             1998             1997             1998             1997
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------

$      7,253     $      2,623     $        188     $      4,752     $          1     $        170     $    225,348     $         36
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------


         738              661               96              400               20               19           56,699           30,965
          --               --               --               --               --               --            4,562            2,084
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------
       6,515            1,962               92            4,352              (19)             151          164,087          (33,013)
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------




      28,558           20,677           77,573            4,416               96              470          672,903          839,367
      21,351           16,342           75,868            4,534              102              475          405,494          553,249
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------

       7,207            4,335            1,705             (118)              (6)              (5)         267,409          286,118
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------


      12,462           14,319            1,244           (2,217)             (31)             (63)         930,111          276,095
      16,023           12,462              581            1,244             (151)             (31)       4,618,531          930,111
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------

       3,561           (1,857)            (663)           3,461             (120)              32        3,688,420          654,016
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------


      17,283            4,440            1,134            7,695             (145)             178        4,119,916          907,121
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------





      21,538           27,193            1,382           28,271               94              658        1,722,876        1,371,774
       4,669            7,563               --               --               --               --        2,709,937        1,068,760
     (23,931)         (12,213)            (811)          (4,730)            (152)            (533)        (792,310)        (577,590)
      (8,587)         (13,029)         (77,176)              --               --               --         (417,132)        (560,317)
          --               --               --               --               --               --         (160,978)            (651)
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------


      (6,311)           9,514          (76,605)          23,541              (58)             125        3,062,393        1,301,976
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------

      10,972           13,954          (75,471)          31,236             (203)             303        7,182,309        2,209,097





     116,698          102,744           86,321           55,085            3,325            3,022        5,576,600        3,367,503
------------     ------------     ------------     ------------     ------------     ------------     ------------     ------------

$    127,670     $    116,698     $     10,850     $     86,321     $      3,122     $      3,325     $ 12,758,909     $  5,576,600
============     ============     ============     ============     ============     ============     ============     ============

6. SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)



                                                      DREYFUS STOCK INDEX FUND   EQUITY-INCOME PORTFOLIO      GROWTH PORTFOLIO
                                                     ------------------------  -------------------------  -------------------------
                                                       1998          1997         1998          1997          1998         1997
                                                     -----------  -----------  -----------  ------------  ------------  -----------
INVESTMENT INCOME:
Dividends .........................................  $    80,837  $   131,569  $   519,007  $    551,315  $  1,383,745  $   234,290
                                                     -----------  -----------  -----------  ------------  ------------  -----------

EXPENSES:
Insurance charges .................................       37,009       17,644       61,249        45,297        74,825       53,174
Administrative charges ............................        3,583        1,557        4,053         2,746         4,553        3,145
                                                     -----------  -----------  -----------  ------------  ------------  -----------
Net investment income (loss) ......................       40,245      112,368      453,705       503,272     1,304,367      177,971
                                                     -----------  -----------  -----------  ------------  ------------  -----------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
Proceeds from investments sold ....................    1,348,144      480,285    1,027,285     1,066,364     2,882,351      775,032
Cost of investments sold ..........................      890,692      385,669      773,339       796,012     2,088,775      510,153
                                                     -----------  -----------  -----------  ------------  ------------  -----------

Net realized gain (loss) ..........................      457,452       94,616      253,946       270,352       793,576      264,879
                                                     -----------  -----------  -----------  ------------  ------------  -----------

Change in unrealized gain (loss) on investments:
Unrealized gain (loss) beginning of year ..........      523,266      103,469    1,324,425       555,918     1,692,557      642,147
Unrealized gain (loss) end of year ................    1,182,152      523,266    1,524,296     1,324,425     3,278,485    1,692,557
                                                     -----------  -----------  -----------  ------------  ------------  -----------

Net change in unrealized gain (loss) for the year .      658,886      419,797      199,871       768,507     1,585,928    1,050,410
                                                     -----------  -----------  -----------  ------------  ------------  -----------

Net increase (decrease) in net assets
resulting from operations .........................    1,156,583      626,781      907,522     1,542,131     3,683,871    1,493,260
                                                     -----------  -----------  -----------  ------------  ------------  -----------


Unit Transactions:
Participant premium payments ......................    1,357,520      815,909    1,821,387     1,553,084     2,688,152    2,092,960
Participant transfers from other Travelers accounts    2,205,447      947,641      782,438     1,216,927       577,474    1,286,782
Contract surrenders ...............................     (758,259)    (282,791)  (1,111,405)     (715,570)   (1,397,298)    (898,220)
Participant transfers to other Travelers accounts .   (1,144,166)    (335,492)    (466,177)     (767,826)   (2,484,960)    (494,401)
Other payments to participants ....................           --           --     (125,412)       (8,322)      (59,946)      (5,729)
                                                     -----------  -----------  -----------  ------------  ------------  -----------

Net increase (decrease) in net assets
resulting from unit transactions ..................    1,660,542    1,145,267      900,831     1,278,293      (676,578)   1,981,392
                                                     -----------  -----------  -----------  ------------  ------------  -----------

Net increase (decrease) in net assets .............    2,817,125    1,772,048    1,808,353     2,820,424     3,007,293    3,474,652


NET ASSETS:
Beginning of year .................................    3,335,173    1,563,125    7,961,435     5,141,011     9,661,771    6,187,119
                                                     -----------  -----------  -----------  ------------  ------------  -----------

End of year .......................................  $ 6,152,298  $ 3,335,173  $ 9,769,788  $  7,961,435  $ 12,669,064  $ 9,661,771
                                                     ===========  ===========  ===========  ============  ============  ===========

    HIGH INCOME PORTFOLIO           ASSET MANAGER PORTFOLIO           TOTAL RETURN PORTFOLIO                HIGH YIELD BOND TRUST
----------------------------      ----------------------------      ----------------------------      ----------------------------
   1998              1997            1998             1997             1998             1997              1998             1997
-----------      -----------      -----------      -----------      -----------      -----------      -----------      -----------

$   403,352      $   195,704      $   555,132      $   414,291      $    46,880      $    30,928      $    15,178      $       151
-----------      -----------      -----------      -----------      -----------      -----------      -----------      -----------


     27,571           20,332           31,590           24,513            7,284            4,608            1,309            1,465
      2,305            1,556              953              501              863              544               --               --
-----------      -----------      -----------      -----------      -----------      -----------      -----------      -----------
    373,476          173,816          522,589          389,277           38,733           25,776           13,869           (1,314)
-----------      -----------      -----------      -----------      -----------      -----------      -----------      -----------




  2,208,102          906,455          673,448          332,402           84,997           40,508          118,763          234,846
  2,203,983          892,824          558,510          276,655           67,822           33,582          106,699          225,775
-----------      -----------      -----------      -----------      -----------      -----------      -----------      -----------

      4,119           13,631          114,938           55,747           17,175            6,926           12,064            9,071
-----------      -----------      -----------      -----------      -----------      -----------      -----------      -----------


    370,469          109,472          714,532          454,097           87,967           32,702           25,465           (2,411)
   (224,114)         370,469          737,449          714,532           69,832           87,967           11,936           25,465
-----------      -----------      -----------      -----------      -----------      -----------      -----------      -----------

   (594,583)         260,997           22,917          260,435          (18,135)          55,265          (13,529)          27,876
-----------      -----------      -----------      -----------      -----------      -----------      -----------      -----------


   (216,988)         448,444          660,444          705,459           37,773           87,967           12,404           35,633
-----------      -----------      -----------      -----------      -----------      -----------      -----------      -----------





    856,339          686,634          867,895          792,294          181,561          141,056           26,399           34,411
  2,321,318          933,013          394,346          128,939          176,508          212,209           57,870           93,271
   (391,089)        (260,544)        (372,107)        (414,673)        (106,689)         (40,498)         (47,347)        (143,838)
 (2,081,017)        (718,621)        (423,123)        (153,222)         (17,224)         (10,203)         (77,740)         (98,507)
         --           (5,003)            (841)             (69)              --               --               --               --
-----------      -----------      -----------      -----------      -----------      -----------      -----------      -----------


    705,551          635,479          466,170          353,269          234,156          302,564          (40,818)        (114,663)
-----------      -----------      -----------      -----------      -----------      -----------      -----------      -----------

    488,563        1,083,923        1,126,614        1,058,728          271,929          390,531          (28,414)         (79,030)





  3,422,564        2,338,641        4,385,938        3,327,210          777,370          386,839          242,606          321,636
-----------      -----------      -----------      -----------      -----------      -----------      -----------      -----------

$ 3,911,127      $ 3,422,564      $ 5,512,552      $ 4,385,938      $ 1,049,299      $   777,370      $   214,192      $   242,606
===========      ===========      ===========      ===========      ===========      ===========      ===========      ===========

6. SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)


                                                                                                          TEMPLETON ASSET ALLOCATION
                                                         MANAGED ASSETS TRUST     MONEY MARKET PORTFOLIO     FUND (CLASS 1 SHARES)
                                                     -------------------------   ------------------------  ------------------------
                                                        1998           1997          1998         1997         1998          1997
                                                     -----------   -----------   -----------  -----------  -----------  -----------
INVESTMENT INCOME:
Dividends .........................................  $   149,710   $    56,368   $   154,385  $   148,941  $   240,092  $   257,405
                                                     -----------   -----------   -----------  -----------  -----------  -----------

Expenses:
Insurance charges .................................       14,505        11,874        24,039       23,201       28,173       23,292
Administrative charges ............................          527           339         2,618        2,570        1,263          868
                                                     -----------   -----------   -----------  -----------  -----------  -----------
Net investment income (loss) ......................      134,678        44,155       127,728      123,170      210,656      233,245
                                                     -----------   -----------   -----------  -----------  -----------  -----------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
Gain (Loss) on Investments:
Realized gain (loss) from investment transactions:
Proceeds from investments sold ....................      532,152       374,254     6,111,697    7,080,626      460,332      299,373
Cost of investments sold ..........................      429,702       292,317     6,111,697    7,080,626      337,833      211,031
                                                     -----------   -----------   -----------  -----------  -----------  -----------

Net realized gain (loss) ..........................      102,450        81,937            --           --      122,499       88,342
                                                     -----------   -----------   -----------  -----------  -----------  -----------

Change in unrealized gain (loss) on investments:
Unrealized gain (loss) beginning of year ..........      264,796        49,154            --           --      587,676      469,194
Unrealized gain (loss) end of year ................      458,461       264,796            --           --      474,929      587,676
                                                     -----------   -----------   -----------  -----------  -----------  -----------

Net change in unrealized gain (loss) for the year .      193,665       215,642            --           --     (112,747)     118,482
                                                     -----------   -----------   -----------  -----------  -----------  -----------

Net increase (decrease) in net assets
resulting from operations .........................      430,793       341,734       127,728      123,170      220,408      440,069
                                                     -----------   -----------   -----------  -----------  -----------  -----------




Unit Transactions:
Participant premium payments ......................      491,683       427,367     6,741,925    6,413,938      727,391      735,199
Participant transfers from other Travelers accounts      330,398       132,340     1,519,284    3,079,011      244,926      400,002
Contract surrenders ...............................     (510,867)     (269,781)   (1,028,727)    (365,525     (430,422)    (356,661)
Participant transfers to other Travelers accounts .     (140,305)     (253,757)   (7,713,789)  (8,668,083     (308,864)    (100,309)
Other payments to participants ....................           --            --            --           --         (869)          --
                                                     -----------   -----------   -----------  -----------  -----------  -----------

Net increase (decrease) in net assets
resulting from unit transactions ..................      170,909        36,169      (481,307)     459,341      232,162      678,231
                                                     -----------   -----------   -----------  -----------  -----------  -----------

Net increase (decrease) in net assets .............      601,702       377,903      (353,579)     582,511      452,570    1,118,300




NET ASSETS:
Beginning of year .................................    2,026,077     1,648,174     3,354,255    2,771,744    3,980,170    2,861,870
                                                     -----------   -----------   -----------  -----------  -----------  -----------

End of year .......................................  $ 2,627,779   $ 2,026,077   $ 3,000,676  $ 3,354,255  $ 4,432,740  $ 3,980,170
                                                     ===========   ===========   ===========  ===========  ===========  ===========

      TEMPLETON BOND FUND          TEMPLETON STOCK FUND           U.S. GOVERNMENT SECURITIES
        (CLASS 1 SHARES)             (CLASS 1 SHARES)                   PORTFOLIO                  UTILITIES PORTFOLIO
---------------------------     ---------------------------     ---------------------------     ---------------------------
   1998             1997            1998           1997            1998            1997            1998            1997
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

$    32,614     $    22,190     $   813,730     $   513,518     $   250,408     $    71,639     $    12,250     $       234
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

      4,333           2,586          59,343          42,347          14,906           7,196           1,659             947
        421             201           3,758           2,080           1,708             781              87              44
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
     27,860          19,403         750,629         469,091         233,794          63,662          10,504            (757)
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------



     83,313          43,392       1,561,814         795,451         311,524         579,692          34,296          33,131
     81,836          43,183       1,456,190         588,414         281,520         605,967          27,593          31,964
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

      1,477             209         105,624         207,037          30,004         (26,275)          6,703           1,167
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------


      6,720          18,576         539,409         696,253          46,013         (33,195)         30,111          (3,421)
     12,791           6,720        (452,700)        539,409         (55,253)         46,013          55,396          30,111
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

      6,071         (11,856)       (992,109)       (156,844)       (101,266)         79,208          25,285          33,532
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------


     35,408           7,756        (135,856)        519,284         162,532         116,595          42,492          33,942
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------




    165,218         121,519       2,075,969       1,839,867         488,039         555,591          59,758          47,754
     79,798         123,156       1,558,785       1,088,920       1,294,349         723,123          98,449           1,654
    (66,688)        (41,897)       (722,676)       (668,841)       (145,232)        (92,796)        (31,913)        (28,432)
    (38,486)         (8,468)     (1,548,621)       (563,883)       (224,377)       (503,445)        (13,516)        (10,100)
         --          (4,899)        (55,834)             --              --              --              --              --
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------


    139,842         189,411       1,307,623       1,696,063       1,412,779         682,473         112,778          10,876
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

    175,250         197,167       1,171,767       2,215,347       1,575,311         799,068         155,270          44,818




    488,758         291,591       7,123,065       4,907,718       1,525,683         726,615         178,242         133,424
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

$   664,008     $   488,758     $ 8,294,832     $ 7,123,065     $ 3,100,994     $ 1,525,683     $   333,512     $   178,242
===========     ===========     ===========     ===========     ===========     ===========     ===========     ===========

6. SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)



                                                       ZERO COUPON BOND FUND      ZERO COUPON BOND FUND      ZERO COUPON BOND FUND
                                                       PORTFOLIO SERIES 1998      PORTFOLIO SERIES 2000      PORTFOLIO SERIES 2005
                                                     ------------------------    ------------------------  ------------------------
                                                         1998        1997           1998        1997          1998         1997
                                                     -----------  -----------    -----------  -----------  -----------  -----------
INVESTMENT INCOME:
Dividends .........................................  $    63,083  $    60,738    $    68,351  $    63,813  $    74,703  $    71,682
                                                     -----------  -----------    -----------  -----------  -----------  -----------

Expenses:
Insurance charges .................................        6,692        6,579          7,338        6,564        8,639        7,294
Administrative charges ............................           10           10             44           13          142           63
                                                     -----------  -----------    -----------  -----------  -----------  -----------
Net investment income (loss) ......................       56,381       54,149         60,969       57,236       65,922       64,325
                                                     -----------  -----------    -----------  -----------  -----------  -----------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
Proceeds from investments sold ....................    1,186,548       22,224         34,245       13,930       95,551       67,978
Cost of investments sold ..........................    1,186,192       21,753         33,205       13,566       88,033       67,394
                                                     -----------  -----------    -----------  -----------  -----------  -----------

Net realized gain (loss) ..........................          356          471          1,040          364        7,518          584
                                                     -----------  -----------    -----------  -----------  -----------  -----------

Change in unrealized gain (loss) on investments:
Unrealized gain (loss) beginning of year ..........        2,394       (1,641)         7,987       (4,359)      60,360       (2,241)
Unrealized gain (loss) end of year ................           --        2,394         26,688        7,987      138,833       60,360
                                                     -----------  -----------    -----------  -----------  -----------  -----------

Net change in unrealized gain (loss) for the year .       (2,394)       4,035         18,701       12,346       78,473       62,601
                                                     -----------  -----------    -----------  -----------  -----------  -----------

Net increase (decrease) in net assets
resulting from operations .........................       54,343       58,655         80,710       69,946      151,913      127,510
                                                     -----------  -----------    -----------  -----------  -----------  -----------




UNIT TRANSACTIONS:
Participant premium payments ......................          342          634          4,538        1,592       63,688       43,451
Participant transfers from other Travelers accounts           --        8,679         26,367       36,989      114,346       37,071
Contract surrenders ...............................   (1,170,656)        (454)        (5,944)        (877)     (10,152)      (3,931)
Participant transfers to other Travelers accounts .       (9,182)     (15,356)       (21,675)         (16)     (80,311)     (57,627)
Other payments to participants ....................           --           --             --           --           --           --
                                                     -----------  -----------    -----------  -----------  -----------  -----------

Net increase (decrease) in net assets
resulting from unit transactions ..................   (1,179,496)      (6,497)         3,286       37,688       87,571       18,964
                                                     -----------  -----------    -----------  -----------  -----------  -----------

Net increase (decrease) in net assets .............   (1,125,153)      52,158         83,996      107,634      239,484      146,474




NET ASSETS:
Beginning of year .................................    1,125,153    1,072,995      1,163,128    1,055,494    1,336,036    1,189,562
                                                     -----------  -----------    -----------  -----------  -----------  -----------

End of year .......................................  $        --  $ 1,125,153    $ 1,247,124  $ 1,163,128  $ 1,575,520  $ 1,336,036
                                                     ===========  ===========    ===========  ===========  ===========  ===========

 AIM CAPITAL APPRECIATION                                                                          SMITH BARNEY HIGH INCOME
        PORTFOLIO                 ALLIANCE GROWTH PORTFOLIO       MFS TOTAL RETURN PORTFOLIO              PORTFOLIO
------------------------------  -------------------------------  ------------------------------   ------------------------------
    1998           1997             1998            1997            1998           1997             1998            1997
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

$     1,994     $        --     $   208,151     $        --     $    59,754     $        --     $    47,805     $        --
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------


     11,508           7,136          26,480          13,955          10,341           4,442           5,337           1,982
      1,313             807           2,973           1,519           1,097             432             646             222
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
    (10,827)         (7,943)        178,698         (15,474)         48,316          (4,874)         41,822          (2,204)
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------




    262,115          53,629         420,518         137,767         199,816          54,024          52,415         460,379
    203,919          48,176         269,565         106,425         151,321          42,230          49,894         436,696
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

     58,196           5,453         150,953          31,342          48,495          11,794           2,521          23,683
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------


     93,128          17,258         554,376          97,212         115,974          18,241          17,011           3,819
    292,791          93,128       1,125,311         554,376         150,664         115,974         (37,007)         17,011
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

    199,663          75,870         570,935         457,164          34,690          97,733         (54,018)         13,192
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------


    247,032          73,380         900,586         473,032         131,501         104,653          (9,675)         34,671
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------





    510,445         311,127         795,707         431,226         422,994         143,523         271,273         260,419
    216,820         370,189       1,026,827         619,763         597,781         269,013          93,719         335,032
   (179,247)        (82,325)       (471,438)       (152,219)       (134,335)        (35,983)        (37,279)        (17,233)
    (99,943)        (13,899)       (145,042)        (43,871)        (28,238)         (6,460)        (14,923)       (281,223)
    (54,459)             --              --          (1,525)             --          (6,400)             --              --
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------


    393,616         585,092       1,206,054         853,374         858,202         363,693         312,790         296,995
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

    640,648         658,472       2,106,640       1,326,406         989,703         468,346         303,115         331,666





  1,239,711         581,239       2,514,086       1,187,680         860,149         391,803         486,324         154,658
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

$ 1,880,359     $ 1,239,711     $ 4,620,726     $ 2,514,086     $ 1,849,852     $   860,149     $   789,439     $   486,324
===========     ===========     ===========     ===========     ===========     ===========     ===========     ===========

6. SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)



                                                       SMITH BARNEY LARGE CAP VALUE
                                                                PORTFOLIO                         COMBINED
                                                       -----------------------------     -----------------------------
                                                          1998             1997             1998              1997
                                                       ------------     ------------     ------------     ------------
INVESTMENT INCOME:
Dividends .........................................    $     30,988     $         --     $  5,453,417     $  2,833,924
                                                       ------------     ------------     ------------     ------------

EXPENSES:
Insurance charges .................................           6,869            3,376          530,563          363,873
Administrative charges ............................             806              399           38,285           22,481
                                                       ------------     ------------     ------------     ------------
Net investment income (loss) ......................          23,313           (3,775)       4,884,569        2,447,570
                                                       ------------     ------------     ------------     ------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
Proceeds from investments sold ....................         117,248           58,318       20,652,837       14,840,064
Cost of investments sold ..........................          85,342           45,948       18,056,633       13,389,728
                                                       ------------     ------------     ------------     ------------

Net realized gain (loss) ..........................          31,906           12,370        2,596,204        1,450,336
                                                       ------------     ------------     ------------     ------------

Change in unrealized gain (loss) on investments:
Unrealized gain (loss) beginning of year ..........          80,809            3,968        8,096,664        3,488,881
Unrealized gain (loss) end of year ................          96,699           80,809       13,494,916        8,096,664
                                                       ------------     ------------     ------------     ------------

Net change in unrealized gain (loss) for the year .          15,890           76,841        5,398,252        4,607,783
                                                       ------------     ------------     ------------     ------------

Net increase (decrease) in net assets
resulting from operations .........................          71,109           85,436       12,879,025        8,505,689
                                                       ------------     ------------     ------------     ------------



UNIT TRANSACTIONS:
Participant premium payments ......................         197,772          148,015       22,622,231       19,096,022
Participant transfers from other Travelers accounts         208,276          323,411       16,644,515       13,453,685
Contract surrenders ...............................        (123,446)         (55,944)     (10,097,307)      (5,554,224)
Participant transfers to other Travelers accounts .         (49,428)          (1,422)     (17,682,682)     (13,733,134)
Other payments to participants ....................              --           (1,316)        (458,339)         (33,914)
                                                       ------------     ------------     ------------     ------------

Net increase (decrease) in net assets
resulting from unit transactions ..................         233,174          412,744       11,028,418       13,228,435
                                                       ------------     ------------     ------------     ------------

Net increase (decrease) in net assets .............         304,283          498,180       23,907,443       21,734,124


NET ASSETS:
Beginning of year .................................         732,125          233,945       64,058,173       42,324,049
                                                       ------------     ------------     ------------     ------------

End of year .......................................    $  1,036,408     $    732,125     $ 87,965,616     $ 64,058,173
                                                       ============     ============     ============     ============

\                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

7.  SCHEDULE OF UNITS FOR FUND UL
    FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997




                                          AMERICAN ODYSSEY CORE         AMERICAN ODYSSEY EMERGING      AMERICAN ODYSSEY INTERMEDIATE
                                              EQUITY FUND                  OPPORTUNITIES FUND                 -TERM BOND FUND
                                         -----------------------         -----------------------          ----------------------
                                          1998            1997            1998            1997             1998            1997
                                         -------         -------         -------         -------          ------          ------

Units beginning of year ............      29,927          34,187         197,206         191,470           1,145             833
Units purchased and transferred from
other Travelers accounts ...........       4,410           6,394          40,292          48,792             349             536
Units redeemed and transferred to
other Travelers accounts ...........      (4,001)        (10,654)        (45,924)        (43,056)            (79)           (224)
                                         -------         -------         -------         -------          ------          ------
Units end of year ..................      30,336          29,927         191,574         197,206           1,415           1,145
                                         =======         =======         =======         =======          ======          ======



                                              AMERICAN ODYSSEY        AMERICAN ODYSSEY LONG-TERM       AMERICAN ODYSSEY GLOBAL HIGH-
                                          INTERNATIONAL EQUITY FUND             BOND FUND                  YIELD BOND FUND
                                           ----------------------        ----------------------         ---------------------
                                            1998            1997           1998          1997            1998           1997
                                           -------        -------        -------        -------         ------         ------

Units beginning of year ............        82,883         76,225         63,209         44,927          2,753          2,640
Units purchased and transferred from
other Travelers accounts ...........        17,163         24,766            976         21,997             78            574
Units redeemed and transferred to
other Travelers accounts ...........       (20,656)       (18,108)       (56,856)        (3,715)          (128)          (461)
                                           -------        -------        -------        -------         ------         ------
Units end of year ..................        79,390         82,883          7,329         63,209          2,703          2,753
                                           =======        =======        =======        =======         ======         ======



                                          CAPITAL APPRECIATION FUND       DREYFUS STOCK INDEX FUND         EQUITY-INCOME PORTFOLIO
                                          -------------------------       -------------------------       -------------------------
                                             1998           1997            1998             1997            1998           1997
                                          ---------       ---------       ---------       ---------       ---------       ---------
Units beginning of year ............      2,064,967       1,560,408       1,521,389         940,291       4,031,218       3,309,909
Units purchased and transferred from
other Travelers accounts ...........      1,302,276         984,555       1,449,234         918,949       1,251,314       1,560,873
Units redeemed and transferred to
other Travelers accounts ...........       (420,150)       (479,996)       (763,153)       (337,851)       (815,507)       (839,564)
                                          ---------       ---------       ---------       ---------       ---------       ---------
Units end of year ..................      2,947,093       2,064,967       2,207,470       1,521,389       4,467,025       4,031,218
                                          =========       =========       =========       =========       =========       =========




                                             GROWTH PORTFOLIO              HIGH INCOME PORTFOLIO           ASSET MANAGER PORTFOLIO
                                          -------------------------       -------------------------       -------------------------
                                            1998            1997             1998            1997           1998             1997
                                          ---------       ---------       ---------       ---------       ---------       ---------

Units beginning of year ............      5,270,282       4,136,339       2,267,970       1,809,239       3,007,464       2,734,435
Units purchased and transferred from
other Travelers accounts ...........      1,562,195       1,992,945       2,120,094       1,201,242         820,299         695,350
Units redeemed and transferred to
other Travelers accounts ...........     (1,840,200)       (859,002)     (1,656,558)       (742,511)       (518,210)       (422,321)
                                          ---------       ---------       ---------       ---------       ---------       ---------
Units end of year ..................      4,992,277       5,270,282       2,731,506       2,267,970       3,309,553       3,007,464
                                          =========       =========       =========       =========       =========       =========

7.  SCHEDULE OF UNITS FOR FUND UL
    FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)



                                          TOTAL RETURN PORTFOLIO      HIGH YIELD BOND TRUST       MANAGED ASSETS TRUST
                                         ----------------------      ----------------------      ----------------------
                                           1998          1997          1998          1997          1998         1997
                                         --------      --------      --------      --------      --------      --------

Units beginning of year ............      521,673       300,659        96,477       148,199       754,052       739,368
Units purchased and transferred from
other Travelers accounts ...........      236,730       257,477        32,454        55,716       280,545       227,450
Units redeemed and transferred to
other Travelers accounts ...........      (81,271)      (36,463)      (48,516)     (107,438)     (222,926)     (212,766)
                                         --------      --------      --------      --------      --------      --------
Units end of year ..................      677,132       521,673        80,415        96,477       811,671       754,052
                                         ========      ========      ========      ========      ========      ========




                                                                        TEMPLETON ASSET ALLOCATION FUND     TEMPLETON BOND FUND
                                           MONEY MARKET PORTFOLIO           (CLASS 1 SHARES)                 (CLASS 1 SHARES)
                                         --------------------------      --------------------------      --------------------------
                                           1998            1997             1998           1997            1998             1997
                                         ----------      ----------      ----------      ----------      ----------      ----------

Units beginning of year ............      2,176,965       1,872,345       2,549,205       2,102,272         411,910         249,756
Units purchased and transferred from
other Travelers accounts ...........      5,259,108       6,298,315         599,350         744,438         201,540         209,477
Units redeemed and transferred to
other Travelers accounts ...........     (5,566,649)     (5,993,695)       (461,702)       (297,505)        (86,557)        (47,323)
                                         ----------      ----------      ----------      ----------      ----------      ----------
Units end of year ..................      1,869,424       2,176,965       2,686,853       2,549,205         526,893         411,910
                                         ==========      ==========      ==========      ==========      ==========      ==========


                                          TEMPLETON STOCK FUND         U.S. GOVERNMENT SECURITIES
                                            (CLASS 1 SHARES)                     PORTFOLIO                     (UTILITIES PORTFOLIO)
                                         --------------------------      --------------------------      --------------------------
                                           1998             1997            1998            1997            1998            1997
                                         ----------      ----------      ----------      ----------      ----------      ----------

Units beginning of year ............      4,415,842       3,378,671       1,181,099         627,860         105,266          98,022
Units purchased and transferred from
other Travelers accounts ...........      2,139,769       1,804,001       1,290,041       1,069,761          88,338          34,377
Units redeemed and transferred to
other Travelers accounts ...........     (1,436,950)       (766,830)       (273,132)       (516,522)        (25,758)        (27,133)
                                         ----------      ----------      ----------      ----------      ----------      ----------
Units end of year ..................      5,118,661       4,415,842       2,198,008       1,181,099         167,846         105,266
                                         ==========      ==========      ==========      ==========      ==========      ==========



                                          ZERO COUPON BOND FUND        ZERO COUPON BOND FUND PORTFOLIO      ZERO COUPON BOND FUND
                                          PORTFOLIO SERIES 1998                SERIES 2000                  PORTFOLIO SERIES 2005
                                         --------------------------      --------------------------      --------------------------
                                            1998           1997            1998            1997            1998             1997
                                         ----------      ----------      ----------      ----------      ----------      ----------

Units beginning of year ............      1,008,353       1,014,502       1,038,056       1,003,545       1,147,679       1,133,350
Units purchased and transferred from
other Travelers accounts ...........            306           8,600          27,282          35,337         141,687          72,486
Units redeemed and transferred to
other Travelers accounts ...........     (1,008,659)        (14,749)        (24,381)           (826)        (75,703)        (58,157)
                                         ----------      ----------      ----------      ----------      ----------      ----------
Units end of year ..................             --       1,008,353       1,040,957       1,038,056       1,213,663       1,147,679
                                         ==========      ==========      ==========      ==========      ==========      ==========

7.  SCHEDULE OF UNITS FOR FUND UL
    FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (CONTINUED)



                                         AIM CAPITAL APPRECIATION
                                                 PORTFOLIO               ALLIANCE GROWTH PORTFOLIO       MFS TOTAL RETURN PORTFOLIO
                                         --------------------------      --------------------------      --------------------------
                                           1998            1997            1998             1997            1998            1997
                                         ----------      ----------      ----------      ----------      ----------      ----------
Units beginning of year ............      1,053,016         548,936       1,469,867         888,431         580,164         317,532
Units purchased and transferred from
other Travelers accounts ...........        587,375         587,725         969,293         712,024         651,137         298,199
Units redeemed and transferred to
other Travelers accounts ...........       (268,689)        (83,645)       (326,542)       (130,588)       (103,880)        (35,567)
                                         ----------      ----------      ----------      ----------      ----------      ----------
Units end of year ..................      1,371,702       1,053,016       2,112,618       1,469,867       1,127,421         580,164
                                         ==========      ==========      ==========      ==========      ==========      ==========


                                         SMITH BARNEY HIGH INCOME     SMITH BARNEY LARGE CAP VALUE
                                                 PORTFOLIO                   PORTFOLIO                            COMBINED
                                        ---------------------------     ---------------------------     ---------------------------
                                            1998           1997            1998            1997            1998             1997
                                        -----------     -----------     -----------     -----------     -----------     -----------

Units beginning of year ............        386,886         138,855         460,366         184,663      37,897,289      29,587,869
Units purchased and transferred from
other Travelers accounts ...........        285,317         498,526         241,488         314,373      21,600,440      20,685,255
Units redeemed and transferred to
other Travelers accounts ...........        (41,244)       (250,495)       (103,289)        (38,670)    (16,297,270)    (12,375,835)
                                        -----------     -----------     -----------     -----------     -----------     -----------
Units end of year ..................        630,959         386,886         598,565         460,366      43,200,459      37,897,289
                                        ===========     ===========     ===========     ===========     ===========     ===========

                          INDEPENDENT AUDITORS' REPORT


To the Owners of Variable Life Insurance Contracts of The Travelers Fund UL for Variable Life Insurance:


We have audited the accompanying statement of assets and liabilities of The Travelers Fund UL for Variable Life Insurance as of December 31, 1998, and the related statement of operations for the year then ended and the statement of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of shares owned as of December 31, 1998, by correspondence with the underlying funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Fund UL for Variable Life Insurance as of December 31, 1998, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles.


KPMG LLP


Hartford, Connecticut
February 17, 1999

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholder
The Travelers Insurance Company and Subsidiaries:

We have audited the accompanying consolidated balance sheets of The Travelers Insurance Company and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in retained earnings and accumulated other changes in equity from non-owner sources and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Insurance Company and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ KPMG LLP
Hartford, Connecticut
January 25, 1999

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                 ($ IN MILLIONS)

FOR THE YEAR ENDED DECEMBER 31,                                 1998        1997        1996
                                                                ----        ----        ----
REVENUES
Premiums                                                      $1,740       $1,583      $1,387
Net investment income                                          2,185        2,037       1,950
Realized investment gains                                        149          199          65
Other revenues                                                   440          354         284
------------------------------------------------------------------------------------------------
   Total Revenues                                              4,514        4,173       3,686
------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Current and future insurance benefits                          1,475        1,341       1,187
Interest credited to contractholders                             876          829         863
Amortization of deferred acquisition costs and value of          311          293         281
  insurance in force
General and administrative expenses                              469          427         380
------------------------------------------------------------------------------------------------
   Total Benefits and Expenses                                 3,131        2,890       2,711
------------------------------------------------------------------------------------------------

Income from continuing operations before federal income        1,383        1,283         975
  taxes
------------------------------------------------------------------------------------------------

Federal income taxes:
   Current expense                                               442          434         284
   Deferred                                                       39           10          58
------------------------------------------------------------------------------------------------
   Total Federal Income Taxes                                    481          444         342
------------------------------------------------------------------------------------------------

Income from continuing operations                                902          839         633

Discontinued operations, net of income taxes
   Gain on disposition (net of taxes of $0, $0 and $14)            -            -          26
------------------------------------------------------------------------------------------------
   Income from Discontinued Operations                             -            -          26
================================================================================================
Net income                                                    $  902       $  839      $  659
================================================================================================


                 See Notes to Consolidated Financial Statements.

                  THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                            CONSOLIDATED BALANCE SHEETS
                                  ($ IN MILLIONS)


DECEMBER 31,                                                        1998              1997
---------------------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at fair value (cost,          $23,893          $21,511
$22,973,  $20,682)
Equity securities, at fair value (cost, $474,  $480)                   518              512
Mortgage loans                                                       2,606            2,869
Real estate held for sale                                              143              134
Policy loans                                                         1,857            1,872
Short-term securities                                                1,098            1,102
Trading securities, at market value                                  1,186              800
Other invested assets                                                2,251            1,702
---------------------------------------------------------------------------------------------
   Total Investments                                                33,552           30,502
---------------------------------------------------------------------------------------------

Cash                                                                    65               58
Investment income accrued                                              393              338
Premium balances receivable                                             99              106
Reinsurance recoverables                                             3,387            3,753
Deferred acquisition costs and value of insurance in force           2,567            2,312
Separate and variable accounts                                      15,313           11,319
Other assets                                                         1,172            1,052
---------------------------------------------------------------------------------------------
   Total Assets                                                    $56,548          $49,440
---------------------------------------------------------------------------------------------

LIABILITIES
Contractholder funds                                               $16,739          $14,913
Future policy benefits and claims                                   12,326           12,361
Separate and variable accounts                                      15,305           11,309
Deferred federal income taxes                                          422              409
Trading securities sold not yet purchased, at market value             873              462
Other liabilities                                                    2,783            2,661
---------------------------------------------------------------------------------------------
   Total Liabilities                                                48,448           42,115
---------------------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY
Common stock, par value $2.50; 40 million shares authorized,           100              100
  issued and outstanding
Additional paid-in capital                                           3,800            3,187
Retained earnings                                                    3,602            2,810
Accumulated other changes in equity from non-owner sources             598              535
Unrealized gain on Citigroup Inc. stock, net of tax                      -              693
---------------------------------------------------------------------------------------------
   Total Shareholder's Equity                                        8,100            7,325
---------------------------------------------------------------------------------------------

   Total Liabilities and Shareholder's Equity                      $56,548          $49,440
=============================================================================================


                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED EARNINGS AND ACCUMULATED
                 OTHER CHANGES IN EQUITY FROM NON-OWNER SOURCES
                                 ($ IN MILLIONS)


--------------------------------------------------------------------------
STATEMENTS OF CHANGES IN  RETAINED         1998        1997       1996
EARNINGS
--------------------------------------------------------------------------
Balance, beginning of year                $2,810      $2,471      $2,312
Net income                                   902         839         659
Dividends to parent                          110         500         500
--------------------------------------------------------------------------
Balance, end of year                      $3,602      $2,810      $2,471
==========================================================================


--------------------------------------------------------------------------
STATEMENTS OF ACCUMULATED OTHER CHANGES
IN EQUITY FROM NON-OWNER SOURCES
--------------------------------------------------------------------------

Balance, beginning of year                $  535      $  223      $  449
Unrealized gains (losses), net of tax         62         313        (226)
Foreign currency translation, net of           1          (1)          -
tax
--------------------------------------------------------------------------
Balance, end of year                      $  598      $  535      $  223
==========================================================================


--------------------------------------------------------------------------
SUMMARY OF CHANGES IN EQUITY
FROM NON-OWNER SOURCES
--------------------------------------------------------------------------

Net Income                                $  902      $  839      $  659
Other changes in equity from
   non-owner sources                          63         312        (226)
--------------------------------------------------------------------------
Total changes in equity from
   non-owner sources                      $  965      $1,151      $  433
==========================================================================


                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH
                                 ($ IN MILLIONS)

FOR THE YEAR ENDED DECEMBER 31,                                  1998         1997          1996
                                                                 ----         ----          ----
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Premiums collected                                          $1,763        $1,519        $1,387
   Net investment income received                               2,021         2,059         1,910
   Other revenues received                                        255           180           131
   Benefits and claims paid                                    (1,127)       (1,230)       (1,060)
   Interest credited to contractholders                          (918)         (853)         (820)
   Operating expenses paid                                       (587)         (445)         (343)
   Income taxes paid                                             (506)         (368)         (328)
   Trading account investments, (purchases) sales, net            (38)          (54)            -
   Other                                                           12            18           (70)
---------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                   875           826           807
      Net cash used in discontinued operations                      -             -          (350)
---------------------------------------------------------------------------------------------------
      Net Cash Provided by Operations                             875           826           457
---------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from maturities of investments
      Fixed maturities                                          2,608         2,259         1,928
      Mortgage loans                                              722           663           917
   Proceeds from sales of investments
      Fixed maturities                                         13,390         7,592         9,101
      Equity securities                                           212           341           479
      Mortgage loans                                                -           207           178
      Real estate held for sale                                    53           169           210
   Purchases of investments
      Fixed maturities                                         (18,072)     (11,143)      (11,556)
      Equity securities                                          (194)         (483)         (594)
      Mortgage loans                                             (457)         (771)         (470)
   Policy loans, net                                               15            38           (23)
   Short-term securities, (purchases) sales, net                 (495)           (2)          498
   Other investments, purchases, net                             (550)         (260)         (137)
   Securities transactions in course of settlement                192           311           (52)
   Net cash provided by investing activities of                     -             -           348
     discontinued operations
---------------------------------------------------------------------------------------------------
   Net Cash Provided by (Used In) Investing Activities         (2,576)       (1,079)          827
---------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Redemption of commercial paper, net                              -           (50)          (23)
   Contractholder fund deposits                                 4,383         3,544         2,493
   Contractholder fund withdrawals                             (2,565)       (2,757)       (3,262)
   Dividends to parent company                                   (110)         (500)         (500)
   Other                                                            -             -             9
---------------------------------------------------------------------------------------------------
      Net Cash Provided by (Used In) Financing Activities       1,708           237        (1,283)
---------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                     7           (16)            1
---------------------------------------------------------------------------------------------------
Cash at December 31,                                           $   65        $   58        $   74
===================================================================================================


                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Significant accounting policies used in the preparation of the accompanying financial statements follow.

   Basis of Presentation

   The Travelers Insurance Company (TIC) and, collectively with its subsidiaries (the Company) is a wholly owned subsidiary of The Travelers Insurance Group Inc. (TIGI), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup), formerly Travelers Group Inc. The consolidated financial statements include the accounts of TIC and its insurance and non-insurance subsidiaries on a fully consolidated basis. The primary insurance subsidiaries of the Company are The Travelers Life and Annuity Company (TLAC) and Primerica Life Insurance Company (Primerica Life) and its subsidiary National Benefit Life Insurance Company (NBL).

   As discussed in Note 2 of Notes to Consolidated Financial Statements, in January 1995 the group life insurance and related businesses of the Company were sold to Metropolitan Life Insurance Company (MetLife). Also in January 1995, the group medical component was exchanged for a 42% interest in The MetraHealth Companies, Inc. (MetraHealth). The Company's interest in MetraHealth was sold on October 2, 1995 and a final contingent payment was made during 1996. The Company's discontinued operations reflect the results of the gain from the contingent payment in 1996.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

   Certain prior year amounts have been reclassified to conform with the 1998 presentation.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   ACCOUNTING CHANGES

   Accounting for Transfers and Servicing of Financial Assets and
   Extinguishments of Liabilities

   Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125). This statement establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on an approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. FAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Effective January 1, 1998, the Company adopted the collateral provisions of FAS 125 which were not effective until 1998 in accordance with Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS 125". The adoption of the collateral provisions of FAS 125 created additional assets and liabilities on the Company's consolidated statement of financial position related to the recognition of securities provided and received as collateral. There was no impact on the Company's results of operations from the adoption of the collateral provisions of FAS 125.


   Reporting Comprehensive Income

   Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are required to be reported in an annual financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income thus represents the sum of net income and other changes in equity from non-owner sources. The accumulated balance of other changes in equity from non-owner sources is required to be displayed separately from retained earnings and additional paid-in capital in the consolidated balance sheet. The adoption of FAS 130 resulted primarily in the Company reporting unrealized gains and losses on investments in debt and equity securities in changes in equity from non-owner sources. See Note 5.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)




   Disclosures About Segments of an Enterprise and Related Information

During 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (FAS
131). FAS 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise". FAS 131 requires that all public enterprises report financial and descriptive information about its reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decisionmaker in deciding how to allocate resources and in assessing performance. As a result of the adoption of FAS 131, the Company has two reportable operating segments, Travelers Life and Annuity and Primerica Life Insurance. See Note 17.


   Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

   During the third quarter of 1998, the Company adopted (effective January 1, 1998) the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and for determining when specific costs should be capitalized or expensed. The adoption of SOP 98-1 did not have a material impact on the Company's financial condition, statement of operations or liquidity.

   ACCOUNTING POLICIES

   Investments

   Fixed maturities include bonds, notes and redeemable preferred stocks. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Also included in fixed maturities are loan-backed and structured securities, which are amortized using the retrospective method. The effective yield used to determine amortization is calculated based upon actual historical and projected future cash flows, which are obtained from a widely-accepted securities data provider. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to shareholder's equity.

   Equity securities, which include common and nonredeemable preferred stocks, are classified as "available for sale" and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

   Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market. Impaired loans were insignificant at December 31, 1998 and 1997.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Real estate held for sale is carried at the lower of cost or fair value less estimated cost to sell. Fair value of foreclosed properties is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other accepted techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 1998 and 1997.

   Trading securities and related liabilities are normally held for periods less than six months. These investments are marked to market with the change recognized in net investment income during the current period.

   Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost which approximates market.

   Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

   DERIVATIVE FINANCIAL INSTRUMENTS

   The Company uses derivative financial instruments, including financial futures contracts, options, forward contracts and interest rate swaps and caps, as a means of hedging exposure to interest rate and foreign currency risk. Hedge accounting is used to account for derivatives. To qualify for hedge accounting the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment.

   Gains and losses arising from financial futures contracts are used to adjust the basis of hedged investments and are recognized in net investment income over the life of the investment.

   Payments to be received or made under interest rate swaps are accrued and recognized in net investment income. Swaps are carried at fair value with unrealized gains and losses, net of taxes, charged or credited directly to shareholder's equity.

   Forward contracts, and options, and interest rate caps were not significant at December 31, 1998 and 1997. Information concerning derivative financial instruments is included in Note 6.

   INVESTMENT GAINS AND LOSSES

   Realized investment gains and losses are included as a component of pre-tax revenues based upon specific identification of the investments sold on the trade date. Also included are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company. The foreign exchange effects of Canadian operations are included in unrealized gains and losses.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



   POLICY LOANS

   Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.


   DEFERRED ACQUISITION COSTS AND VALUE OF INSURANCE IN FORCE

   Costs of acquiring individual life insurance, annuities and long-term care business, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance, including term insurance and long-term care insurance, are amortized in relation to anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. For life insurance, a 15 to 20 year amortization period is used; for long-term care business, a 10 to 20 year period is used, and a 7 to 20 year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required.

   The value of insurance in force is an asset recorded at the time of acquisition of an insurance company. It represents the actuarially determined present value of anticipated profits to be realized from life insurance, annuities and health contracts at the date of acquisition using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18%. Traditional life insurance and guaranteed renewable health policies are amortized in relation to anticipated premiums; universal life is amortized in relation to estimated gross profits; and annuity contracts are amortized employing a level yield method. The value of insurance in force is reviewed periodically for recoverability to determine if any adjustment is required.


   SEPARATE AND VARIABLE ACCOUNTS

   Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are carried at market value. Certain other separate accounts provide guaranteed levels of return or benefits and the assets of these accounts are primarily carried at market value. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.


   GOODWILL

   Goodwill represents the cost of acquired businesses in excess of net assets and is being amortized on a straight-line basis principally over a 40-year period. The carrying amount is regularly reviewed for indication of impairment in value that in the view of management would be other than temporary. Impairments would be recognized in operating results if a permanent diminution in value is deemed to have occurred.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   CONTRACTHOLDER FUNDS

   Contractholder funds represent receipts from the issuance of universal life, corporate owned life insurance, pension investment and certain deferred annuity contracts. Contractholder fund balances are increased by such receipts and credited interest and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Interest rates credited to contractholder funds range from 3.5% to 9.1%.



   FUTURE POLICY BENEFITS

   Benefit reserves represent liabilities for future insurance policy benefits. Benefit reserves for life insurance and annuities have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 10.0%, including adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Appropriate recognition has been given to experience rating and reinsurance.

   PERMITTED STATUTORY ACCOUNTING PRACTICES

   The Company, whose insurance subsidiaries are domiciled principally in Connecticut and Massachusetts, prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices include certain publications of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on statutory surplus of the Company is not material.

   The NAIC recently completed a process intended to codify statutory accounting practices for certain insurance enterprises. As a result of this process, the NAIC will issue a revised statutory Accounting Practices and Procedures Manual version effective January 1, 2001 (the revised Manual) that will be effective January 1, 2001 for the calendar year 2001 statutory financial statements. It is expected that the State of Connecticut will require that, effective January 1, 2001, insurance companies domiciled in Connecticut prepare their statutory basis financial statements in accordance with the revised Manual subject to any deviations prescribed or permitted by the Connecticut insurance commissioner. The Company has not yet determined the impact that this change will have on the statutory capital and surplus of its insurance subsidiaries.


   PREMIUMS

   Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods and for deferred profits on limited-payment policies that are being recognized in income over the policy term.

   OTHER REVENUES

   Other revenues include surrender, mortality and administrative charges and fees earned on investment, universal life and other insurance contracts. Other revenues also include gains and losses on dispositions of assets other than realized investment gains and losses and revenues of non-insurance subsidiaries.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



   INTEREST CREDITED TO CONTRACTHOLDERS

   Interest credited to contractholders represents amounts earned by universal life, corporate owned life insurance, pension investment and certain deferred annuity contracts in accordance with contract provisions.


   FEDERAL INCOME TAXES

   The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities. The deferred federal income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

   FUTURE APPLICATION OF ACCOUNTING STANDARDS

   In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" (SOP 97-3). SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty-fund and other insurance-related assessments, how to measure that liability, and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998, and the effect of initial adoption is to be reported as a cumulative catch-up adjustment. Restatement of previously issued financial statements is not allowed. The Company plans to implement SOP 97-3 in the first quarter of 1999 and expects there to be no material impact on the Company's financial condition, results of operations or liquidity.


   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Upon initial application of FAS 133, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. The Company has not yet determined the impact that FAS 133 will have on its consolidated financial statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


2. DISPOSITIONS AND DISCONTINUED OPERATIONS

   On January 3, 1995, the Company and its affiliates completed the sale of their group life and related non-medical group insurance businesses to MetLife for $350 million and formed the MetraHealth joint venture by contributing their group medical businesses to MetraHealth, in exchange for shares of common stock of MetraHealth. No gain was recognized as a result of this transaction.

   On October 2, 1995, the Company and its affiliates completed the sale of their ownership in MetraHealth to United HealthCare Corporation. During 1996 the Company received a contingency payment based on MetraHealth's 1995 results. In conjunction with this payment, certain reserves associated with the group medical business and exit costs related to the discontinued operations were reevaluated resulting in a final after-tax gain of $26 million.


3. COMMERCIAL PAPER AND LINES OF CREDIT

   TIC issues commercial paper directly to investors. No commercial paper was outstanding at December 31, 1998 or 1997. TIC maintains unused credit availability under bank lines of credit at least equal to the amount of the outstanding commercial paper. No interest was paid in 1998 and interest expense was not significant in 1997.

   Citigroup, Commercial Credit Company (CCC) (an indirect wholly owned subsidiary of Citigroup) and TIC have an agreement with a syndicate of banks to provide $1.0 billion of revolving credit, to be allocated to any of Citigroup, CCC or TIC. TIC's participation in this agreement is limited to $250 million. The agreement consists of a five-year revolving credit facility that expires in 2001. At December 31, 1998, $700 million was allocated to Citigroup, $300 million was allocated to CCC and $0 was allocated to TIC. Under this facility TIC is required to maintain certain minimum equity and risk-based capital levels. At December 31, 1998, TIC was in compliance with these provisions. There were no amounts outstanding under this agreement at December 31, 1998 and 1997. If TIC had borrowings outstanding on this facility, the interest rate would be based upon LIBOR plus a negotiated margin.

4. REINSURANCE

   The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term coinsurance and modified coinsurance. The Company remains primarily liable as the direct insurer on all risks reinsured.

   Beginning in 1997, new universal life business was reinsured under an 80%/20% quota share reinsurance program and new term life business was reinsured under a 90%/10% quota share reinsurance program. Maximum retention of $1.5 million is generally reached on policies in excess of $7.5 million. For other plans of insurance, it is the policy of the Company to obtain reinsurance for amounts above certain retention limits on individual life policies, which limits vary with age and underwriting classification. Generally, the maximum retention on an ordinary life risk is $1.5 million.

   The Company writes workers' compensation business through its Accident Department. This business is ceded 100% to an affiliate, The Travelers Indemnity Company.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   A summary of reinsurance financial data reflected within the consolidated statements of income and balance sheets is presented below ($ in millions):


      WRITTEN PREMIUMS                         1998      1997       1996
      ----------------------------------------------------------------------
      Direct                                   $2,310    $2,148    $1,982
      Assumed from:
         Non-affiliated companies                   -         1         5
      Ceded to:
         Affiliated companies                    (242)     (280)     (284)
         Non-affiliated companies                (317)     (273)     (309)
      ----------------------------------------------------------------------
      Total Net Written Premiums               $1,751    $1,596    $1,394
      ======================================================================

      EARNED PREMIUMS                          1998      1997       1996
      ----------------------------------------------------------------------
      Direct                                   $1,949    $2,170    $1,897
      Assumed from:
         Non-affiliated companies                   -         1         5
      Ceded to:
         Affiliated companies                    (251)     (321)     (219)
         Non-affiliated companies                (308)     (291)     (315)
      ----------------------------------------------------------------------
      Total Net Earned Premiums                $1,390    $1,559    $1,368
      ======================================================================


   Reinsurance recoverables at December 31, 1998 and 1997 include amounts recoverable on unpaid and paid losses and were as follows ($ in millions):

      REINSURANCE RECOVERABLES                 1998      1997
      -----------------------------------------------------------
      Life and Accident and Health Business:
         Non-affiliated companies              $1,297    $1,362

      Property-Casualty Business:
         Affiliated companies                   2,090     2,391
      -----------------------------------------------------------
      Total Reinsurance Recoverables           $3,387    $3,753
      ===========================================================

   Total reinsurance recoverables at December 31, 1998 and 1997 include $640 million and $697 million, respectively, from MetLife in connection with the sale of the Company's group life and related businesses.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


5. SHAREHOLDER'S EQUITY

   Additional Paid-In Capital

   Additional paid-in capital increased during 1998 primarily due to the conversion of Citigroup common stock to Citigroup preferred stock. This increase in stockholder's equity was offset by a decrease in unrealized investment gains due to the same transaction. See Note 13.

   Unrealized Investment Gains (Losses)

   An analysis of the change in unrealized gains and losses on investments is shown in Note 13.

   Shareholder's Equity and Dividend Availability

   The Company's statutory net income, which includes all insurance subsidiaries, was $702 million, $754 million and $656 million for the years ended December 31, 1998, 1997 and 1996, respectively.

   The Company's statutory capital and surplus was $4.95 billion and $4.12 billion at December 31, 1998 and 1997, respectively.

   The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. Statutory surplus of $504 million is available in 1999 for dividend payments by the Company without prior approval of the Connecticut Insurance Department. In addition, under a revolving credit facility, the Company is required to maintain certain minimum equity and risk based capital levels. The Company is in compliance with these covenants at December 31, 1998 and 1997.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

ACCUMULATED OTHER CHANGES IN EQUITY FROM NON-OWNER SOURCES, NET OF TAX

--------------------------------------------------------------------------------------------------------------------------
                                                        NET UNREALIZED      FOREIGN CURRENCY     ACCUMULATED OTHER
                                                        GAIN ON             TRANSLATION          CHANGES IN EQUITY FROM
                                                        INVESTMENT          ADJUSTMENTS          NON-OWNER SOURCES
(for the year ended December 31, $ in millions)         SECURITIES
--------------------------------------------------------------------------------------------------------------------------
1998
Balance, beginning of year                                     $545              $(10)                   $535
Current-year change                                              62                 1                      63
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                           $607               $(9)                   $598
==========================================================================================================================
1997
Balance, beginning of year                                     $232               $(9)                   $223
Current-year change                                             313                (1)                    312
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                           $545              $(10)                   $535
==========================================================================================================================
1996
Balance, beginning of year                                     $458               $(9)                   $449
Current-year change                                            (226)                -                    (226)
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                           $232               $(9)                   $223
==========================================================================================================================


TAX EFFECTS ALLOCATED TO EACH COMPONENT OF OTHER CHANGES IN EQUITY FROM NON-OWNER SOURCES

---------------------------------------------------------------------------------------------------------
                                                             Pre-tax       Tax expense       After-tax
(for the year ended December 31, $ in millions)               amount        (benefit)         amount
---------------------------------------------------------------------------------------------------------
1998
Unrealized gain on investment securities:
   Unrealized holding gains arising during year                $ 244          $  85            $ 159
   Less: reclassification adjustment for gains
     realized in net income                                      149             52               97
---------------------------------------------------------------------------------------------------------
Net unrealized gain on investment securities                      95             33               62
Foreign currency translation adjustments                           3              2                1
---------------------------------------------------------------------------------------------------------
Other changes in equity from non-owner sources                 $  98          $  35            $  63
=========================================================================================================
1997
Unrealized gain on investment securities:
   Unrealized holding gains arising during year                $ 681          $ 239            $ 442
   Less: reclassification adjustment for gains
     realized in net income                                      199             70              129
---------------------------------------------------------------------------------------------------------
Net unrealized gain on investment securities                     482            169              313
Foreign currency translation adjustments                          (1)             -               (1)
---------------------------------------------------------------------------------------------------------
Other changes in equity from non-owner sources                 $ 481          $ 169            $ 312
=========================================================================================================
1996
Unrealized gain on investment securities:
   Unrealized holding losses arising during year               $(283)         $ (99)           $(184)
   Less: reclassification adjustment for gains
     realized in net income                                       65             23               42
---------------------------------------------------------------------------------------------------------
Net unrealized loss on investment securities                    (348)          (122)            (226)
Foreign currency translation adjustments                           -              -                -
---------------------------------------------------------------------------------------------------------
Other changes in equity from non-owner sources                 $(348)         $(122)           $(226)
=========================================================================================================

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


6. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

   Derivative Financial Instruments

   The Company uses derivative financial instruments, including financial futures, interest rate swaps, options and forward contracts as a means of hedging exposure to interest rate and foreign currency risk on anticipated transactions or existing assets and liabilities. The Company does not hold or issue derivative instruments for trading purposes. These derivative financial instruments have off-balance sheet risk. Financial instruments with off-balance sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For interest rate swaps, options and forward contracts, credit risk is limited to the amount that it would cost the Company to replace the contracts. Financial futures contracts have little credit risk since organized exchanges are the counterparties. The Company is a writer of option contracts and as such has no credit risk since the counterparty has no performance obligation after it has paid a cash premium.

   The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures.

   The Company uses exchange traded financial futures contracts to manage its exposure to changes in interest rates which arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts which offset asset price changes resulting from changes in market interest rates until an investment is purchased or a product is sold.

   Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company's involvement, but not future cash requirements, as open positions are typically closed out prior to the delivery date of the contract.

   At December 31, 1998 and 1997, the Company held financial futures contracts with notional amounts of $459 million and $625 million, respectively. These financial futures had a deferred gain of $3.3 million and a deferred loss of $.1 million in 1998 and a deferred gain of $.7 million, and a deferred loss of $4.1 million in 1997. Total gains of $1.5 million and losses of $5.8 million from financial futures were deferred at December 31, 1998 and 1997, respectively, relating to anticipated investment purchases and investment product sales, and are reported as other liabilities. At December 31, 1998 and 1997, the Company's futures contracts had no fair value because these contracts were marked to market and settled in cash daily.

                 THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The Company enters into interest rate swaps in connection with other financial instruments to provide greater risk diversification and better match an asset with a corresponding liability. Under interest rate swaps, the Company agrees with other parties to exchange, at specific intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The Company also enters into basis swaps in which both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Swap agreements are not exchange traded and are subject to the risk of default by the counterparty.

   At December 31, 1998 and 1997, the Company held interest rate swap contracts with notional amounts of $1,077.9 million and $234.7 million, respectively. The fair value of these financial instruments was $5.6 million (gain position) and $19.6 million (loss position) at December 31, 1998 and was $.3 million (gain position) and $2.5 million (loss position) at December 31, 1997. The fair values were determined using the discounted cash flow method.

   The off-balance sheet risks of options and forward contracts were not significant at December 31, 1998 and 1997.

   The Company purchased a 5-year interest rate cap, with a notional amount of $200 million, from Travelers Group Inc. in 1995 to hedge against losses that could result from increasing interest rates. This instrument, which does not have off-balance sheet risk, gave the Company the right to receive payments if interest rates exceeded specific levels at specific dates. The premium of $2 million paid for this instrument was being amortized over its life. The interest rate cap asset was terminated in 1998. The fair value at December 31, 1997 was $0.

   Financial Instruments with Off-Balance Sheet Risk

   In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships. The off-balance sheet risk of these financial instruments was not significant at December 31, 1998 and 1997.

   Fair Value of Certain Financial Instruments

   The Company uses various financial instruments in the normal course of its business. Fair values of financial instruments that are considered insurance contracts are not required to be disclosed and are not included in the amounts discussed.

   At December 31, 1998 and 1997, investments in fixed maturities had a carrying value and a fair value of $23.9 billion and $21.5 billion, respectively. See Notes 1 and 13.

   At December 31, 1998 mortgage loans had a carrying value of $2.6 billion and a fair value of $2.8 billion and in 1997 had a carrying value of $2.9 billion and a fair value of $3.0 billion. In estimating fair value, the Company used interest rates reflecting the current real estate financing market.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

   The carrying values of $144 million and $143 million of financial instruments classified as other assets approximated their fair values at December 31, 1998 and 1997, respectively. The carrying values of $2.3 billion and $2.0 billion of financial instruments classified as other liabilities also approximated their fair values at December 31, 1998 and 1997, respectively. Fair value is determined using various methods, including discounted cash flows, as appropriate for the various financial instruments.

   At December 31, 1998, contractholder funds with defined maturities had a carrying value and a fair value of $3.3 billion, compared with a carrying value and a fair value of $2.3 billion at December 31, 1997. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $10.4 billion and a fair value of $10.2 billion at December 31, 1998, compared with a carrying value of $9.7 billion and a fair value of $9.5 billion at December 31, 1997. These contracts generally are valued at surrender value.

   The assets of separate accounts providing a guaranteed return had a carrying value and a fair value of $235 million at December 31, 1998, compared with a carrying value and a fair value of $260 million at December 31, 1997. The liabilities of separate accounts providing a guaranteed return had a carrying value and a fair value of $209 million and $206 million, respectively, at December 31, 1998, compared with a carrying value and a fair value of $209 million and $206 million, respectively, at December 31, 1997.

   The carrying values of cash, trading securities and trading securities sold not yet purchased are carried at fair value. The carrying values of short-term securities and investment income accrued approximated their fair values.

   The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

7. COMMITMENTS AND CONTINGENCIES

   Financial Instruments with Off-Balance Sheet Risk

   See Note 6 for a discussion of financial instruments with off-balance sheet risk.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Litigation

   In March 1997, a purported class action entitled Patterman v. The Travelers, Inc. et al. was commenced in the Superior Court of Richmond County, Georgia, alleging, among other things, violations of the Georgia RICO statute and other state laws by an affiliate of the Company, Primerica Financial Services, Inc. and certain of its affiliates. Plaintiffs seek unspecified compensatory and punitive damages and other relief. In October 1997, defendants answered the complaint, denied liability and asserted numerous affirmative defenses. In February 1998, the Superior Court of Richmond County transferred the lawsuit to the Superior Court of Gwinnett County, Georgia. The plaintiffs appealed the transfer order, and in December 1998 the Court of Appeals of the State of Georgia reversed the lower court's decision. Later in December 1998, defendants petitioned the Georgia Supreme Court to hear the appeal from the decision of the Court of Appeals. Pending appeal, proceedings in the trial court have been stayed. Defendants intend to vigorously contest the litigation.

   The Company is also a defendant or co-defendant in various other litigation matters in the normal course of business. Although there can be no assurances, as of December 31, 1998, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.


8. BENEFIT PLANS

   Pension and Other Postretirement Benefits

   The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Citigroup. In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by TIGI. The Company's share of net expense for the qualified pension and other postretirement benefit plans was not significant for 1998, 1997 and 1996. Through plans sponsored by TIGI, the Company also provides defined contribution pension plans for certain agents. Company contributions are primarily a function of production. The expense for these plans was not significant in 1998, 1997 and 1996.

   401(k) Savings Plan

   Substantially all of the Company's employees are eligible to participate in a 401(k) savings plan sponsored by Citigroup. During 1996, the Company made matching contributions in an amount equal to the lesser of 100% of the pre-tax contributions made by the employee or $1,000. Effective January 1, 1997, the Company discontinued matching contributions for the majority of its employees. The Company's expenses in connection with the 401(k) savings plan were not significant in 1998, 1997 and 1996.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



9. RELATED PARTY TRANSACTIONS

   The principal banking functions, including payment of salaries and expenses, for certain subsidiaries and affiliates of TIGI are handled by two companies. The Travelers Insurance Company (Life Department) handles banking functions for the life and annuity operations of Travelers Life and Annuity and some of its non-insurance affiliates. The Travelers Indemnity Company handles banking functions for the property-casualty operations, including most of its property-casualty insurance and non-insurance affiliates. Settlements between companies are made at least monthly. The Company provides various employee benefits coverages to employees of certain subsidiaries of TIGI. The premiums for these coverages were charged in accordance with cost allocation procedures based upon salaries or census. In addition, investment advisory and management services, data processing services and claims processing services are shared with affiliated companies. Charges for these services are shared by the companies on cost allocation methods based generally on estimated usage by department.

   The Company maintains a short-term investment pool in which its insurance affiliates participate. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 1998 and 1997, the pool totaled approximately $2.3 billion and $2.6 billion, respectively. The Company's share of the pool amounted to $793 million and $725 million at December 31, 1998 and 1997, respectively, and is included in short-term securities in the consolidated balance sheet.

   Included in short-term investments is a 90 day variable rate note receivable from Citigroup issued on August 28, 1998 and renewed on November 25, 1998. The rate is based upon the AA financial commercial paper rate plus 14 basis points. The rate at December 31, 1998 is 5.47%. The balance at December 31, 1998 is $500 million. Interest accrued at December 31, 1998 was $2.2 million. Interest earned during 1998 was $9.4 million. Citigroup repaid this note on February 25, 1999.

   The Company sells structured settlement annuities to the insurance subsidiaries of TAP in connection with the settlement of certain policyholder obligations. Such premiums and deposits were $104 million, $88 million, and $40 million for 1998, 1997 and 1996, respectively. Reserves and contractholder funds related to these annuities amounted to $787 million and $795 million in 1998 and 1997, respectively.

   The Company markets deferred annuity products and life and health insurance through its affiliate, Salomon Smith Barney Inc. (SSB). Premiums and deposits related to these products were $1.3 billion, $1.0 billion, and $820 million in 1998, 1997 and 1996, respectively.

   During the year the Company lent out $78.5 million par of debentures to SSB for $84.8 million in cash collateral. Loaned debentures totaling $37.6 million with cash collateral of $39.7 million remained outstanding at December 31, 1998.

   The Company sold $27.4 million par of 6.125% U.S. Treasury bonds to SSB for $31.1 million.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The Company purchased $36 million par of 6.56% Chase Commercial Mortgage Securities Corp. bonds from SSB for $35.9 million.

   Primerica Life has entered into a General Agency Agreement with Primerica Financial Service, Inc. (Primerica), that provides that Primerica will be Primerica Life's general agent for marketing all insurance of Primerica Life. In consideration of such services, Primerica Life agreed to pay Primerica marketing fees of no less than $10 million based upon U.S. gross direct premiums received by Primerica Life. In 1998 the fees paid by Primerica Life were $12.5 million.

   In 1998 Primerica became a distributor of products for Travelers Life and Annuity. During the year Primerica sold $256 million of deferred annuities.

   Included in other invested assets is a $987 million investment in Citigroup preferred stock at December 31, 1998, carried at cost. Also, included in other invested assets is a $1.15 billion investment in common stock of Citigroup at December 31, 1997, carried at fair value.

   The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and key employees. To further encourage employee stock ownership, during 1997 Citigroup introduced the WealthBuilder stock option program. Under this program, all employees meeting certain requirements have been granted Citigroup stock options.

   The Company applies APB 25 and related interpretations in accounting for stock options. Since stock options under the Citigroup plans are issued at fair market value on the date of award, no compensation cost has been recognized for these awards. FAS 123 provides an alternative to APB 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options.

   Had the Company applied FAS 123 in accounting for Citigroup stock options, net income would have been the pro forma amounts indicated below:

       -----------------------------------------------------------------------------------------------------
       YEAR ENDING DECEMBER 31,                                1998               1997               1996
       ($ IN MILLIONS)
       -----------------------------------------------------------------------------------------------------
       Net income, as reported                                  $902               $839               $659
       FAS 123 pro forma adjustments, after tax                  (13)                (9)                (3)
       -----------------------------------------------------------------------------------------------------
       Net income, pro forma                                    $889               $830               $656

   The Company had an interest rate cap agreement with Citigroup.  See Note 6.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


10.   LEASES

   Most leasing functions for TIGI and its subsidiaries are administered by TAP. In 1996, TAP assumed the obligations for several leases. Rent expense related to all leases are shared by the companies on a cost allocation method based generally on estimated usage by department. Rent expense was $18 million, $15 million, and $24 million in 1998, 1997 and 1996, respectively.

      ---------------------------------------------------
      YEAR ENDING DECEMBER 31,        MINIMUM OPERATING
      ($ in millions)                  RENTAL PAYMENTS
      ---------------------------------------------------
      1999                                  $  47
      2000                                     50
      2001                                     54
      2002                                     44
      2003                                     42
      Thereafter                              296
      ---------------------------------------------------
      Total Rental Payments                  $533
      ===================================================


   Future sublease rental income of approximately $86 million will partially offset these commitments. Also, the Company will be reimbursed for 50% of the rental expense for a particular lease totaling $207 million, by an affiliate. Minimum future capital lease payments are not significant.

   The Company is reimbursed for use of furniture and equipment through cost sharing agreements by its affiliates.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



11. FEDERAL INCOME TAXES
    ($ in millions)

      EFFECTIVE TAX RATE

      ----------------------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,              1998          1997           1996
      ----------------------------------------------------------------------------------
      Income Before Federal Income Taxes          $1,383        $1,283          $ 975
      Statutory Tax Rate                              35%           35%            35%
      ----------------------------------------------------------------------------------
      Expected Federal Income Taxes                  484           449            341
      Tax Effect of:
         Non-taxable investment income                (5)           (4)            (3)
         Other, net                                    2            (1)             4
      ----------------------------------------------------------------------------------
      Federal Income Taxes                        $  481        $  444          $ 342
      ==================================================================================
      Effective Tax Rate                              35%           35%            35%
      ----------------------------------------------------------------------------------

      COMPOSITION OF FEDERAL INCOME TAXES

      Current:
         United States                            $  418        $  410          $ 263
         Foreign                                      24            24             21
      ---------------------------------------------------------------------------------
         Total                                       442           434            284
      ---------------------------------------------------------------------------------
      Deferred:
         United States                                40            10             57
         Foreign                                      (1)            -              1
      ---------------------------------------------------------------------------------
         Total                                        39            10             58
      ----------------------------------------------------------------------------------
      Federal Income Taxes                        $  481        $  444          $ 342
      =================================================================================


   Additional tax benefits attributable to employee stock plans allocated directly to shareholder's equity for the years ended December 31, 1998, 1997 and 1996 were $17 million, $17 million and $8 million, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The net deferred tax liabilities at December 31, 1998 and 1997 were comprised of the tax effects of temporary differences related to the following assets and liabilities:

      ($ in millions)                                              1998           1997
                                                                   ----           ----
      Deferred Tax Assets:
         Benefit, reinsurance and other reserves                 $  616        $  561
         Operating lease reserves                                    76            80
         Other employee benefits                                    103           102
         Other                                                      135           127
      ----------------------------------------------------------------------------------
            Total                                                   930           870
      ----------------------------------------------------------------------------------
      Deferred Tax Liabilities:
         Deferred acquisition costs and value of                    673           608
         insurance in force
         Investments, net                                           489           484
         Other                                                       90            87
      ----------------------------------------------------------------------------------
            Total                                                 1,252         1,179
      ----------------------------------------------------------------------------------
      Net Deferred Tax Liability Before Valuation                  (322)         (309)
      Allowance
      Valuation Allowance for Deferred Tax Assets                  (100)         (100)
      ----------------------------------------------------------------------------------
      Net Deferred Tax Liability After Valuation Allowance       $ (422)       $ (409)
      ----------------------------------------------------------------------------------

   The Company and its life insurance subsidiaries will file a consolidated federal income tax return. Federal income taxes are allocated to each member of the consolidated group on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently to the Company. Any credits for losses will be paid by the Company to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

   The $100 million valuation allowance is sufficient to cover any capital losses on investments that may exceed the capital gains able to be generated in the life insurance group's consolidated federal income tax return based upon management's best estimate of the character of the reversing temporary differences. Reversal of the valuation allowance is contingent upon the recognition of future capital gains or a change in circumstances that causes the recognition of the benefits to become more likely than not. There was no change in the valuation allowance during 1998. The initial recognition of any benefit produced by the reversal of the valuation allowance will be recognized by reducing goodwill.

   At December 31, 1998, the Company had no ordinary or capital loss carryforwards.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The policyholders surplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account is approximately $932 million. Income taxes are not provided for on this amount because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed as a dividend to exceed limits prescribed by federal law. Distributions are not contemplated from this account. At current rates the maximum amount of such tax would be approximately $326 million.

12.   NET INVESTMENT INCOME

      ----------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,          1998      1997       1996
                                               ----      ----       ----
      ($ in millions)
      ----------------------------------------------------------------------
      GROSS INVESTMENT INCOME
         Fixed maturities                      $1,598    $1,460   $1,387
         Mortgage loans                           295       291      334
         Policy loans                             131       137      156
         Other, including trading                 226       238      171
      ----------------------------------------------------------------------
                                                2,250     2,126    2,048
      ----------------------------------------------------------------------
      Investment expenses                          65        89       98
      ----------------------------------------------------------------------
      Net investment income                    $2,185    $2,037   $1,950
      ----------------------------------------------------------------------


13.   INVESTMENTS AND INVESTMENT GAINS (LOSSES)

   Realized investment gains (losses) for the periods were as follows:

      ----------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,           1998      1997       1996
                                                ----      ----       ----
      ($ in millions)
      ----------------------------------------------------------------------
      REALIZED INVESTMENT GAINS
         Fixed maturities                       $111       $71      $(63)
         Equity securities                         6        (9)       47
         Mortgage loans                           21        59        49
         Real estate held for sale                16        67        33
         Other                                    (5)       11        (1)
      ----------------------------------------------------------------------
            Total Realized Investment Gains     $149      $199       $65
      ----------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Changes in net unrealized investment gains (losses) that are reported as accumulated other changes in equity from non-owner sources or unrealized gains on Citigroup stock in shareholder's equity were as follows:


      -------------------------------------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,                           1998            1997           1996
                                                              -------         -------        -------
      ($ in millions)
      -------------------------------------------------------------------------------------------------
      UNREALIZED INVESTMENT GAINS (LOSSES)
         Fixed maturities                                     $    91         $   446        $  (323)
         Equity securities                                         13              25            (35)
         Other                                                   (169)            520            220
      -------------------------------------------------------------------------------------------------
            Total Unrealized Investment Gains (Losses)            (65)            991           (138)

      -------------------------------------------------------------------------------------------------

         Related taxes                                            (20)            350            (43)
      -------------------------------------------------------------------------------------------------
         Change in unrealized investment gains                    (45)            641            (95)
         (losses)
         Transferred to paid in capital, net of tax              (585)             --             --
         Balance beginning of year                              1,228             587            682
      -------------------------------------------------------------------------------------------------
            Balance End of Year                               $   598         $ 1,228        $   587
      -------------------------------------------------------------------------------------------------

   Included in Other in 1998 is the unrealized loss on Citigroup common stock of $167 million prior to the conversion to preferred stock. Also included in Other were unrealized gains of $506 million and $203 million, which were reported in 1997 and 1996, respectively, related to appreciation of Citigroup common stock.

   Fixed Maturities

   Proceeds from sales of fixed maturities classified as available for sale were $13.4 billion, $7.6 billion and $9.1 billion in 1998, 1997 and 1996, respectively. Gross gains of $314 million, $170 million and $107 million and gross losses of $203 million, $99 million and $175 million in 1998, 1997 and 1996, respectively, were realized on those sales.

   Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which a quoted market price or dealer quote are not available amounted to $4.8 billion and $5.1 billion at December 31, 1998 and 1997, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


The amortized cost and fair value of investments in fixed maturities were as follows:

---------------------------------------------------------------------------------------------------------
DECEMBER 31, 1998                                                       GROSS       GROSS
($ in millions)                                        AMORTIZED      UNREALIZED   UNREALIZED      FAIR
                                                         COST           GAINS       LOSSES        VALUE
---------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE:
     Mortgage-backed securities - CMOs and
     pass-through securities                            $ 4,717       $   147       $    11       $ 4,853
     U.S. Treasury securities and obligations of
     U.S. Government and government agencies and
     authorities                                          1,563           186             3         1,746
     Obligations of states, municipalities and
     political subdivisions                                 239            18          --             257
     Debt securities issued by foreign governments          634            41             3           672
     All other corporate bonds                           13,025           532            57        13,500
     Other debt securities                                2,709           106            38         2,777
     Redeemable preferred stock                              86             3             1            88
---------------------------------------------------------------------------------------------------------
         Total Available For Sale                       $22,973       $ 1,033       $   113       $23,893
---------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1997                                                         GROSS         GROSS
($ in millions)                                          AMORTIZED      UNREALIZED    UNREALIZED         FAIR
                                                           COST           GAINS         LOSSES          VALUE
--------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE:
     Mortgage-backed securities - CMOs and
     pass-through securities                              $ 3,842        $   124        $     2        $ 3,964
     U.S. Treasury securities and obligations of
     U.S. Government and government agencies and
     authorities                                            1,580            149              1          1,728
     Obligations of states, municipalities and
     political subdivisions                                    78              8           --               86
     Debt securities issued by foreign governments            622             31              4            649
     All other corporate bonds                             11,787            459             17         12,229
     Other debt securities                                  2,761             88              7          2,842
     Redeemable preferred stock                                12              1           --               13
--------------------------------------------------------------------------------------------------------------
         Total Available For Sale                         $20,682        $   860        $    31        $21,511
--------------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


The amortized cost and fair value of fixed maturities at December 31, 1998, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

-----------------------------------------------------------------
($ in millions)                           AMORTIZED        FAIR
                                            COST          VALUE
-----------------------------------------------------------------
MATURITY:
     Due in one year or less              $ 1,296        $ 1,305
     Due after 1 year through 5 years       6,253          6,412
     Due after 5 years through 10 years     5,096          5,310
     Due after 10 years                     5,611          6,013
-----------------------------------------------------------------
                                           18,256         19,040
-----------------------------------------------------------------
     Mortgage-backed securities             4,717          4,853
-----------------------------------------------------------------
         Total Maturity                   $22,973        $23,893
-----------------------------------------------------------------

The Company makes investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class
(PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

At December 31, 1998 and 1997, the Company held CMOs classified as available for sale with a fair value of $3.4 billion and $2.1 billion, respectively. Approximately 54% and 72%, respectively, of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 1998 and 1997. In addition, the Company held $1.4 billion and $1.9 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 1998 and 1997, respectively. Virtually all of these securities are rated AAA.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Equity Securities

     The cost and fair values of investments in equity securities were as follows:

------------------------------------------------------------------------------------------------
        EQUITY SECURITIES:                       GROSS UNREALIZED     GROSS UNREALIZED      FAIR
        ($ in millions)                  COST         GAINS               LOSSES           VALUE
------------------------------------------------------------------------------------------------
DECEMBER 31, 1998
     Common stocks                       $129         $ 44                $  3              $170
     Non-redeemable preferred stocks      345           10                   7               348
------------------------------------------------------------------------------------------------
         Total Equity Securities         $474         $ 54                $ 10              $518
------------------------------------------------------------------------------------------------

DECEMBER 31, 1997
     Common stocks                       $179         $ 34                $ 11              $202
     Non-redeemable preferred stocks      301           13                   4               310
------------------------------------------------------------------------------------------------
         Total Equity Securities         $480         $ 47                $ 15              $512
------------------------------------------------------------------------------------------------

     Proceeds from sales of equity securities were $212 million, $341 million and $479 million in 1998, 1997 and 1996, respectively. Gross gains of $30 million, $53 million and $64 million and gross losses of $24 million, $62 million and $11 million in 1998, 1997 and 1996, respectively, were realized on those sales.

     Mortgage Loans and Real Estate Held For Sale

     At December 31, 1998 and 1997, the Company's mortgage loan and real estate held for sale portfolios consisted of the following ($ in millions):

------------------------------------------------------------------------------------
                                                                  1998          1997
------------------------------------------------------------------------------------
Current Mortgage Loans                                          $2,370        $2,866
Underperforming Mortgage Loans                                     236             3
------------------------------------------------------------------------------------
     Total Mortgage Loans                                        2,606         2,869
------------------------------------------------------------------------------------

Real Estate Held For Sale - Foreclosed                             112           117
Real Estate Held For Sale - Investment                              31            17
------------------------------------------------------------------------------------
     Total Real Estate                                             143           134
------------------------------------------------------------------------------------

     Total Mortgage Loans and Real Estate Held for Sale         $2,749        $3,003
====================================================================================

Underperforming mortgage loans include delinquent mortgage loans, loans in the process of foreclosure, foreclosed loans and loans modified at interest rates below market.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Aggregate annual maturities on mortgage loans at December 31, 1998 are as follows:


-----------------------------------------------------------------------
YEAR ENDING DECEMBER 31,
($ in millions)
-----------------------------------------------------------------------
Past Maturity                                                    $  186
  1999                                                              188
  2000                                                              196
  2001                                                              260
  2002                                                              118
  2003                                                              206
Thereafter                                                        1,452
-----------------------------------------------------------------------
Total                                                            $2,606
=======================================================================

     Joint Venture

     In October 1997, the Company and Tishman Speyer Properties (Tishman), a worldwide real estate owner, developer and manager, formed a real estate joint venture with an initial equity commitment of $792 million. The Company and certain of its affiliates originally committed $420 million in real estate equity and $100 million in cash while Tishman originally committed $272 million in properties and cash. Both companies are serving as general partners for the venture and Tishman is primarily responsible for the venture's real estate acquisition and development efforts. The Company's carrying value of this investment was $252.4 million and $204.8 million at December 31, 1998 and 1997, respectively.

     Trading Securities

     Trading securities of the Company are held in a subsidiary that is a broker/dealer, Tribeca Investments L.L.C.

($ in millions)
-------------------------------------------------------------------------------------
TRADING SECURITIES OWNED                                          1998          1997
                                                                 ------        ------

Convertible bond arbitrage                                       $  754        $  370
Merger arbitrage                                                    427           352
Other                                                                 5            78
-------------------------------------------------------------------------------------
     Total                                                       $1,186        $  800
-------------------------------------------------------------------------------------

TRADING SECURITIES SOLD NOT YET PURCHASED

Convertible bond arbitrage                                       $  521        $  249
Merger arbitrage                                                    352           213
-------------------------------------------------------------------------------------
     Total                                                       $  873        $  462
-------------------------------------------------------------------------------------

     The Company's trading portfolio investments and related liabilities are normally held for periods less than six months. Therefore, expected future cash flows for these assets and liabilities are expected to be realized in less than one year.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Concentrations

     At December 31, 1998 and 1997, the Company had no concentration of credit risk in a single investee exceeding 10% of consolidated shareholder's equity.

     The Company maintains a short-term investment pool for its insurance affiliates in which the Company also participates. See Note 9.

     Included in fixed maturities are below investment grade assets totaling $2.1 billion and $1.4 billion at December 31, 1998 and 1997, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds that are classified as below investment grade.

     The Company had concentrations of investments, primarily fixed maturities, in the following industries:

        -----------------------------------------------------------------------
        ($ in millions)                                   1998          1997
        -----------------------------------------------------------------------
        Banking                                          $2,131        $2,215
        Electric Utilities                                1,513         1,377
        Finance                                           1,346         1,556
        Asset-Backed Credit Cards                         1,013           778
        -----------------------------------------------------------------------

     Below investment grade assets included in the preceding table were not significant.

     At December 31, 1998 and 1997, concentrations of mortgage loans of $751 million and $794 million, respectively, were for properties located in highly populated areas in the state of California.

     Other mortgage loan investments are relatively evenly dispersed throughout the United States, with no significant holdings in any one state.

     Significant concentrations of mortgage loans by property type at December 31, 1998 and 1997 were as follows:

        ------------------------------------------------------------------------
        ($ in millions)                                    1998          1997
        ------------------------------------------------------------------------
        Office                                            $1,185        $1,382
        Agricultural                                         887           771

        ------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

     Non-Income Producing Investments

     Investments included in the consolidated balance sheets that were non-income producing for the preceding 12 months were insignificant.

     Restructured Investments

     The Company had mortgage loans and debt securities that were restructured at below market terms at December 31, 1998 and 1997. The balances of the restructured investments were insignificant. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such loans was insignificant in 1998 and in 1997. Interest on these assets, included in net investment income was insignificant in 1998 and 1997.


14.  DEPOSIT FUNDS AND RESERVES

     At December 31, 1998, the Company had $25.7 billion of life and annuity deposit funds and reserves. Of that total, $13.8 billion is not subject to discretionary withdrawal based on contract terms. The remaining $11.9 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amount that is subject to discretionary withdrawal is $2.4 billion of liabilities that are surrenderable with market value adjustments. Also included are an additional $5.1 billion of life insurance and individual annuity liabilities which are subject to discretionary withdrawals, and have an average surrender charge of 4.7%. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $4.4 billion of liabilities are surrenderable without charge. More than 14.2% of these relate to individual life products. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans and related accrued interest prior to payout.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


15.  RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

     The following table reconciles net income to net cash provided by operating activities:

        --------------------------------------------------------------------------------------------------------------
        FOR THE YEAR ENDED DECEMBER 31,                                          1998           1997          1996
                                                                                 ----           ----          ----
        ($ in millions)
        --------------------------------------------------------------------------------------------------------------
        Net Income From Continuing Operations                                     $902          $839          $633
             Adjustments to reconcile net income to net cash provided by operating activities:
                 Realized gains                                                   (149)         (199)          (65)
                 Deferred federal income taxes                                      39            10            58
                 Amortization of deferred policy acquisition costs and
                 value of insurance in force                                       311           293           281
                 Additions to deferred policy acquisition costs                   (566)         (471)         (350)
                 Investment income accrued                                         (55)           14             2
                 Premium balances receivable                                         7             3            (6)
                 Insurance reserves and accrued expenses                           335           131            (1)
                 Other                                                              51           206           255
        --------------------------------------------------------------------------------------------------------------
                 Net cash provided by operating activities                         875           826           807
                 Net cash used in discontinued operations                            -             -          (350)
                 Net cash provided by operations                                  $875          $826          $457
        --------------------------------------------------------------------------------------------------------------


16.  NON-CASH INVESTING AND FINANCING ACTIVITIES

     Significant non-cash investing and financing activities include the transfer of Citigroup common stock to Citigroup preferred stock valued at $987 million in 1998 and the conversion of $119 million of real estate held for sale to other invested assets as a joint venture in 1997.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

17. OPERATING SEGMENTS

The Company has two reportable business segments that are separately managed due to differences in products, services, marketing strategy and resource management. The business of each segment is maintained and reported through separate legal entities within the Company. The management groups of each segment report separately to the common ultimate parent, Citigroup Inc.

The TRAVELERS LIFE AND ANNUITY business segment consolidates primarily the business of Travelers Insurance Company and The Travelers Life and Annuity Company. The Travelers Life and Annuity business segment offers fixed and variable deferred annuities, payout annuities and term, universal and variable life and long-term care insurance to individuals and small businesses. It also provides group pension products, including guaranteed investment contracts and group annuities for employer-sponsored retirement and savings plans.

The PRIMERICA LIFE business segment consolidates primarily the business of Primerica Life Insurance Company and National Benefit Life Insurance Company. The Primerica Life business segment offers individual life products, primarily term insurance, to customers through a nationwide sales force of approximately 80,000 full and part-time licensed Personal Financial Analysts.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1), except that management also includes receipts on long-duration contracts (universal life-type and investment contracts) as deposits along with premiums in measuring business volume.

BUSINESS SEGMENT INFORMATION:

-----------------------------------------------------------------------------------------------------------------
                                                          TRAVELERS LIFE AND   PRIMERICA LIFE
1998 ($ IN MILLIONS)                                            ANNUITY           INSURANCE          TOTAL
-----------------------------------------------------------------------------------------------------------------
Business Volume:
     Premiums                                                    $   683          $ 1,057          $ 1,740
     Deposits                                                      7,693             --              7,693
                                                                 -------          -------          -------
Total business volume                                            $ 8,376          $ 1,057          $ 9,433
Net investment income                                              1,965              220            2,185
Interest credited to contractholders                                 876               --              876
Amortization of deferred acquisition costs and value of
     insurance in force                                              115              196              311
Federal income taxes on Operating Income                             260              170              430
Operating Income (excludes realized gains or losses and
     the related FIT)                                            $   493          $   312          $   805
Segment Assets                                                   $49,646          $ 6,902          $56,548

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


-----------------------------------------------------------------------------------------------------------------
                                                          TRAVELERS LIFE AND   PRIMERICA LIFE
1997 ($ IN MILLIONS)                                            ANNUITY           INSURANCE       TOTAL
-----------------------------------------------------------------------------------------------------------------
Business Volume
     Premiums                                                   $   548         $ 1,035         $ 1,583
     Deposits                                                     5,276            --             5,276
                                                                -------         -------         -------
Total business volume                                           $ 5,824         $ 1,035         $ 6,859
Net investment income                                             1,836             201           2,037
Interest credited to contractholders                                829              --             829
Amortization of deferred acquisition costs and value of
     insurance in force                                              96             197             293
Federal income taxes on Operating Income                            221             153             374
Operating Income (excludes realized gains or losses and
     the related FIT)                                           $   427         $   283         $   710
Segment Assets                                                  $42,330         $ 7,110         $49,440
-----------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------
                                                           TRAVELERS LIFE AND  PRIMERICA LIFE
1996 ($ IN MILLIONS)                                            ANNUITY          INSURANCE       TOTAL
-----------------------------------------------------------------------------------------------------------------
Business Volume:
     Premiums                                                   $   357         $ 1,030         $ 1,387
     Deposits                                                     3,502            --             3,502
                                                                -------         -------         -------
Total business volume                                           $ 3,859         $ 1,030         $ 4,889
Net investment income                                             1,775             175           1,950
Interest credited to contractholders                                863              --             863
Amortization of deferred acquisition costs and value of
     insurance in force                                              83             198             281
Federal income taxes on Operating Income                            189             130             319
Operating Income (excludes realized gains or losses and
     the related FIT)                                           $   356         $   235         $   591
Segment Assets                                                  $37,564         $ 5,409         $42,973
-----------------------------------------------------------------------------------------------------------------

The amount of investments in equity method investees and total expenditures for additions to long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets, were not material.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



BUSINESS SEGMENT RECONCILIATION:
($ in millions)

REVENUES                                    1998          1997          1996
-------------------------------------------------------------------------------
Total business volume                      $ 9,433      $ 6,859       $ 4,889
Net investment income                        2,185        2,037         1,950
Realized investment gains                      149          199            65
Other revenues                                 440          354           284
Elimination of deposits                     (7,693)      (5,276)       (3,502)
-------------------------------------------------------------------------------
      Total revenues                       $ 4,514      $ 4,173       $ 3,686
===============================================================================

OPERATING INCOME                                 1998         1997         1996
--------------------------------------------------------------------------------
Total operating income of business segments      $805        $710         $591
Realized investment gains net of tax               97         129           42
--------------------------------------------------------------------------------
      Income from continuing operations          $902        $839         $633
================================================================================

ASSETS                                           1998         1997         1996
--------------------------------------------------------------------------------
Total assets of business segments               $56,548     $49,440      $42,973
================================================================================

REVENUE BY PRODUCTS                             1998        1997         1996
--------------------------------------------------------------------------------
Deferred Annuities                             $ 4,198     $ 3,303      $ 2,635
Group and Payout Annuities                       5,326       3,737        2,194
Individual Life & Health Insurance               2,270       2,102        1,956
Other (a)                                          413         307          403
Elimination of deposits                         (7,693)     (5,276)      (3,502)
--------------------------------------------------------------------------------
      Total Revenue                            $ 4,514     $ 4,173      $ 3,686
================================================================================

(a) Other represents revenue attributable to unallocated capital and run-off business.

The Company's revenue was derived almost entirely from U.S. domestic business. Revenue attributable to foreign countries was insignificant.

The Company had no transactions with a single customer representing 10% or more of its revenue.

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

Sections 33-770 et seq, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

               UNDERTAKING TO REPRESENT REASONABLENESS OF CHARGES

The Company hereby represents that the aggregate charges under the Policy of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

1.       The facing sheet.
2.       The Prospectus, as incorporated herein by reference.
3.       The undertaking to file reports.
4.       The signatures.

Written consents of the following persons:

A Consent of Katherine M. Sullivan, General Counsel, to filing of her opinion as an exhibit to this Registration Statement and to the reference to her opinion under the caption "Legal Proceedings and Opinion" in the Prospectus. (See Exhibit 11 below.)

B. Consent and Actuarial Opinion pertaining to the illustrations contained in the prospectus.

C.       Consent of KPMG LLP, Independent Certified Public Accountants.

D.       Powers of Attorney. (See Exhibit 12 below.)

EXHIBITS

1. Resolution of the Board of Directors of The Travelers Insurance Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit No. 1 to Post-Effective Amendment No. 17 to the Registration Statement on Form S-6 filed April 29, 1996.)

2.       Not Applicable.

3(a). Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Insurance Company and CFBDS, Inc. (Incorporated herein by reference to Exhibit 3(a) to the Registration Statement on Form N-4, File No. 333-60227, filed November 9, 1998.)

3(b). Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4, File No. 333-60227, filed November 9, 1998.)

3(c).    Agents Agreements, including schedule of sales commissions.

4.       None

5. Form of Variable Universal Life Insurance Contracts. (Incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 20 to the Registration Statement on Form S-6, File No. 333-69771, filed December 28, 1998.)

6(a). Charter of The Travelers Insurance Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement filed on Form N-4, File No. 333-40193, filed November 13, 1997.)

6(b). By-Laws of The Travelers Insurance Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement filed on Form N-4, File No. 333-40193, filed November 13, 1997.)

7.       None

8. Participation Agreements among Variable Insurance Products Fund, Fidelity Distributors Corporation and The Travelers Insurance Company; Variable Insurance Products Fund II, Fidelity Distributors Corporation and The Travelers Insurance Company; Templeton Variable Products Series Fund, Templeton Funds Distributor, Inc. and The Travelers Insurance Company; and between The Travelers Insurance Company and Dreyfus Stock Index Fund. (Incorporated herein by reference to Exhibits 8(a), 8(b), 8(c) and 8(d), respectively to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4, File No. 2-79529 filed on April 19, 1996.)

9.       None

10.      Form of Application for Variable Universal Life Insurance Contracts.

11. Opinion of counsel as to the legality of the securities being registered. (Incorporated herein by reference to Exhibit 11 to Post-Effective Amendment No. 20 to the Registration Statement on Form S-6, File No. 333-69771, filed December 28, 1998.)

12(a). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter, Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill. (Incorporated herein by reference to Exhibits 15(a) and 15(b) to the Registration Statement on Form S-6 filed April 28, 1995 and April 25, 1997.)

12(b). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for J. Eric Daniels. (Incorporated herein by reference to Exhibit 12(b) to Post-Effective Amendment No. 20 to the Registration Statement on Form S-6, File No. 333-69771, filed December 28, 1998.)

12(c). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Jay S. Benet.)

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, The Travelers Fund UL for Variable Life Insurance, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Hartford and state of Connecticut, on the 12th day of April 1999.

                THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE
                                  (Registrant)

                         THE TRAVELERS INSURANCE COMPANY
                                   (Depositor)

                             By: *JAY S. BENET
                                 -----------------------------------------------
                                 Jay S. Benet
                                 Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Controller

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 12th day of April 1999.

*MICHAEL A. CARPENTER                     Director, Chairman of the Board
---------------------------------------
 (Michael A. Carpenter)

*J. ERIC DANIELS                          Director, President and Chief
---------------------------------------   Executive Officer
 (J. Eric Daniels)

*JAY S. BENET                             Director, Senior Vice President,
---------------------------------------   Chief Financial Officer, Chief
 (Jay S. Benet)                           Accounting Officer and Controller

*GEORGE C. KOKULIS                        Director
---------------------------------------
 (George C. Kokulis)

*ROBERT I. LIPP                           Director
---------------------------------------
 (Robert I. Lipp)

*KATHERINE M. SULLIVAN                    Director, Senior Vice President
---------------------------------------   and General Counsel
 (Katherine M. Sullivan)

*MARC P. WEILL                            Director
---------------------------------------
 (Marc P. Weill)

*By: /s/ Ernest J. Wright, Attorney-in-Fact